REGISTRATION STATEMENT NO. 333-118412


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                               PRE-EFFECTIVE NO. 1


                         THE TRAVELERS INSURANCE COMPANY
                              (Name of Registrant)


                         THE TRAVELERS INSURANCE COMPANY
                               (Name of Depositor)


                 One Cityplace, Hartford, Connecticut 06103-3415
              (Address of Depositor's Principal Executive Offices)
        Depositor's Telephone Number, including area code: (860) 308-1000

                                ERNEST J. WRIGHT
                         The Travelers Insurance Company
                                  One Cityplace
                        Hartford, Connecticut 06103-3415
                     (Name and Address of Agent for Service)

                               ------------------

Approximate Date of Proposed Public Offering: As soon as practicable following the effectiveness of the Registration Statement.

It is proposed that this filing will become effective (check appropriate box):

[ ]   immediately upon filing pursuant to paragraph (b) of Rule 485.

[ ]   on ________ pursuant to paragraph (b) of Rule 485.

[ ]   _____ days after filing pursuant to paragraph (a)(1) of Rule 485.

[ ]   on ___________ pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[N/A] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

====================================================================================================================================
 TITLE OF SECURITIES                AMOUNT           PROPOSED MAXIMUM OFFERING    PROPOSED MAXIMUM AGGREGATE         AMOUNT OF
   TO BE REGISTERED           TO BE REGISTERED(1)         PRICE PER UNIT               OFFERING PRICE(1)         REGISTRATION FEE
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
  Units of Interest Under
  Group Annuity Contract        Not Applicable                0.0001177                   xxx                       xxx
====================================================================================================================================

(1) The proposed maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per share unit are not applicable in that these contracts are not issued in predetermined amounts or units.


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



                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                   TRAVELERS RETIREMENT PERSPECTIVES ("TRP")
                                   PROSPECTUS
This prospectus describes TRP, Gold Track VSP (also referred to as "Very Small Plan" or "VSP"), and Unregistered Gold Track, each a group variable annuity contract (the "Contract") issued by The Travelers Insurance Company (the "Company," "us" or "we") designed to fund plans ("Plans") established under section 401 of the Internal Revenue Code of 1986, as amended (the "Code"). The Company is not a party to the Plan. Under some circumstances the Plans may also enter into agreements for services from a Third Party Administrator, whose services are separate and distinct from the Contracts, and a separate fee is payable to the Third Party Administrator by the Plan. Amounts held under the Plans may be entitled to tax-deferred treatment under the Code.

Purchase of this Contract through a Plan does not provide any additional tax deferral benefits beyond those provided by the Plan. Accordingly, if you are purchasing this Contract through a Plan, you should consider purchasing the Contract for its Death Benefit, Annuity Option Benefits or other non-tax related benefits.

The Contract's value will vary daily to reflect the investment experience of the funding options you select and the interest credited to the Fixed Account. The Funding Options available through The Travelers Separate Account QPN for Variable Annuities are:

Capital Appreciation Fund                                        SALOMON BROTHERS VARIABLE SERIES FUNDS INC.
Templeton Growth Fund, Inc. -- Class A                              All Cap Fund -- Class I(6)
ALLIANCEBERNSTEIN VARIABLE PRODUCT SERIES FUND, INC.                High Yield Bond Fund -- Class I
   AllianceBernstein Growth and Income Portfolio -- Class B(1)      Investors Fund -- Class I
   AllianceBernstein Premier Growth Portfolio -- Class B(2)         Total Return Fund -- Class I
AMERICAN FUNDS INSURANCE SERIES                                  SMITH BARNEY INVESTMENT FUNDS INC.
   Global Growth Fund -- Class 2 Shares                             Investment Grade Bond Fund -- Class A
   Growth Fund -- Class 2 Shares                                 THE TRAVELERS SERIES TRUST
   Growth-Income Fund -- Class 2 Shares                             Convertible Securities Portfolio
DELAWARE VIP TRUST                                                  Disciplined Mid Cap Stock Portfolio
   Delaware VIP REIT Series -- Standard Class                       Equity Income Portfolio
DREYFUS VARIABLE INVESTMENT FUND                                    Federated High Yield Portfolio
   Dreyfus Variable Investment Fund -- Appreciation Portfolio       Large Cap Portfolio
     -- Initial Shares                                              Lazard International Stock Portfolio
   Dreyfus Variable Investment Fund -- Developing Leaders           Merrill Lynch Large Cap Core Portfolio(7)
     Portfolio -- Initial Shares(3)                                 MFS Emerging Growth Portfolio
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST                MFS Mid Cap Growth Portfolio
   Franklin Small Cap Fund -- Class 2 Shares                        MFS Value Portfolio
   Mutual Shares Securities Fund -- Class 2 Shares                  Pioneer Fund Portfolio(8)
   Templeton Developing Markets Securities Fund -- Class 2 Shares   Social Awareness Stock Portfolio
   Templeton Foreign Securities Fund -- Class 2 Shares              Travelers Quality Bond Portfolio
GREENWICH STREET SERIES FUND                                        U.S. Government Securities Portfolio
   Appreciation Portfolio                                        TRAVELERS SERIES FUND INC.
   Equity Index Portfolio -- Class II Shares                        AIM Capital Appreciation Portfolio
JANUS ASPEN SERIES                                                  MFS Total Return Portfolio
   Growth and Income Portfolio -- Service Shares                    Pioneer Strategic Income Portfolio(9)
   Mid Cap Growth Portfolio -- Service Shares(4)                    SB Adjustable Rate Income Portfolio Smith Barney Class
LAZARD RETIREMENT SERIES, INC.                                      Smith Barney Aggressive Growth Portfolio
   Lazard Retirement Small Cap Portfolio                            Smith Barney Large Capitalization Growth Portfolio
LORD ABBETT SERIES FUND, INC.                                       Smith Barney Money Market Portfolio
   Growth and Income Portfolio                                      Strategic Equity Portfolio(10)
   Mid-Cap Value Portfolio                                       VAN KAMPEN LIFE INVESTMENT TRUST
OPPENHEIMER VARIABLE ACCOUNT FUNDS                                  Comstock Portfolio Class II Shares
   Oppenheimer Main Street Fund/VA -- Service Shares(5)             Emerging Growth Portfolio Class II Shares
PIMCO VARIABLE INSURANCE TRUST                                   VARIABLE ANNUITY PORTFOLIOS
   Total Return Portfolio -- Administrative Class                   Smith Barney Small Cap Growth Opportunities Portfolio
PUTNAM VARIABLE TRUST                                            VARIABLE INSURANCE PRODUCTS FUND II
   Putnam VT Small Cap Value Fund -- Class IB Shares                Contrafund(R) Portfolio -- Service Class 2
                                                                 VARIABLE INSURANCE PRODUCTS FUND III
                                                                    Mid Cap Portfolio -- Service Class 2
--------------

(1)     Formerly Growth and Income Portfolio -- Class B         (6)   Formerly Capital Fund -- Class I
(2)     Formerly Premier Growth Portfolio -- Class B            (7)   Formerly MFS Research Portfolio
(3)     Formerly Small Cap Portfolio -- Initial Shares          (8)   Formerly Utilities Portfolio
(4)     Formerly Aggressive Growth Portfolio -- Service         (9)   Formerly Putnam Diversified Income Portfolio
        Shares
(5)     Formerly Oppenheimer Main Street Growth & Income        (10)  Formerly Alliance Growth Portfolio
        Fund/VA -- Service Shares

The Contract, certain contract features and/or some of the funding options may not be available in all states.

This prospectus sets forth the information that you should know before investing in the Contract. This prospectus should be kept for future reference. You can receive additional information about your Contract by requesting a Statement of Additional Information ("SAI") dated March XX, 2005. We filed the SAI with the Securities and Exchange Commission ("SEC") and it is incorporated by reference into this prospectus. To request a copy, write to The Travelers Insurance Company, Annuity Services, One Cityplace, Hartford, CT 06103-3415, call 1 800 842 9368, or access the SEC's website (http://www.sec.gov). See Appendix B for the SAI's table of contents.

This prospectus provides the necessary information to make a decision on purchasing the Contract. It should be read in conjunction with the ERISA Disclosure and Acknowledgement Form and the Funding Option prospectuses. In general, this prospectus describes the variable portion of the Contract. The Contract may contain a Fixed Account Option that is described in a separate prospectus. Please read the Glossary prior to reading this prospectus to become familiar with the terms being used.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE ANNUITY CONTRACTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                        PROSPECTUS DATED: MARCH XX, 2005

                                TABLE OF CONTENTS

Glossary................................................................       1
Summary.................................................................       3
FEE TABLE...............................................................      14
CONDENSED FINANCIAL INFORMATION.........................................      14
THE ANNUITY CONTRACT....................................................      15
General.................................................................      15
Contract Owner Inquiries................................................      15
Allocated Contracts.....................................................      15
Unallocated Contracts...................................................      15
Purchase Payments.......................................................      15
Crediting Purchase Payments.............................................      15
Accumulation Units......................................................      16
Account Value...........................................................      16
The Variable Funding Options............................................      16
CHARGES AND DEDUCTIONS UNDER THE CONTRACT...............................      24
General.................................................................      24
Sales Loads.............................................................      25
Daily Asset Charge......................................................      26
Variable Liquidity Benefit Charge.......................................      27
Funding Option Charges..................................................      27
Semi-Annual Administrative Charge.......................................      28
Installation Charge.....................................................      28
Premium Tax.............................................................      28
Changes in Taxes Based upon Premium or Value............................      28
TPA Administrative Charges..............................................      28
TRANSFERS...............................................................      28
Transfers of Cash Value between Funding Options.........................      28
Market Timing/Excessive Trading.........................................      29
Dollar Cost Averaging (Transfers).......................................      30
Transfers from Funding Options to Contracts Not Issued by Us............      30
Transfers to or from Other Contracts Issued by Us.......................      30
Transfers from Contracts Not Issued by Us...............................      30
ASSET ALLOCATION SERVICES...............................................
General
Managed Advisory Portfolio Program
Program Fees - Deductions from Contract Value
ACCESS TO YOUR MONEY....................................................      30
Systematic Withdrawals..................................................      31
OWNERSHIP PROVISIONS....................................................      31
Types of Ownership......................................................      31
Contract Owner..........................................................      31
Beneficiary.............................................................      31
DEATH BENEFIT...........................................................      32
Death Benefits Prior to the Annuity Commencement Date...................      32
THE ANNUITY PERIOD......................................................      32
Maturity Date (Annuity Commencement Date)...............................      32
Allocation of Annuity...................................................      33
Variable Annuity........................................................      33
Determination of First Annuity Payment..................................      33

Determination of Second and Subsequent Annuity Payments.................      33
Fixed Annuity...........................................................      33
Election of Options.....................................................      34
Misstatement............................................................      34
Retired Life Certificate................................................      34
Allocation of Cash Surrender Value During the Annuity Period............      34
Annuity Options.........................................................      34
Variable Liquidity Benefit..............................................      35
MISCELLANEOUS CONTRACT PROVISIONS.......................................      36
Contract and Participant's Individual Account Termination...............      36
Suspension of Payments..................................................      36
THE SEPARATE ACCOUNT....................................................      36
Performance Information.................................................      37
FEDERAL TAX CONSIDERATIONS..............................................      37
General Taxation of Annuities...........................................      37
Types of Contracts: Qualified and Nonqualified..........................      38
Qualified Annuity Contracts.............................................      38
Taxation of Qualified Annuity Contracts.................................      38
Mandatory Distributions for Qualified Plans.............................      38
Nonqualified Annuity Contracts..........................................      38
Diversification Requirements for Variable Annuities.....................      38
Ownership of the Investments............................................      38
Other Tax Considerations................................................      39
Penalty Tax for Premature Distributions.................................      39
Puerto Rico Tax Considerations..........................................      39
Non Resident Aliens.....................................................      39
OTHER INFORMATION.......................................................      39
The Insurance Company...................................................      39
Distribution of Variable Annuity Contracts..............................      39
Conformity with State and Federal Laws..................................      41
Voting Rights...........................................................      41
Contract Modification...................................................      41
Postponement of Payment (the "Emergency Procedure").....................      41
Restrictions on Financial Transactions..................................      41
Legal Proceedings and Opinions..........................................      41
APPENDIX A - CONDENSED FINANCIAL INFORMATION............................     A-1
APPENDIX B - CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION........     B-1

                                    GLOSSARY


ACCUMULATION PERIOD -- The period before the commencement of Annuity payments.

ACCUMULATION UNIT -- An accounting unit of measure used to calculate values before Annuity payments begin.

ANNUITANT -- A person on whose life the Annuity payments are to be made under a Contract.

ANNUITY -- Payment of income for a stated period or amount.

ANNUITY COMMENCEMENT DATE --The date on which Annuity payments are to begin.

ANNUITY PERIOD -- The period following commencement of Annuity payments.

BENEFICIARY(IES) -- The person(s) or trustee designated to receive contract values in the event of a Participant's or Annuitant's death.

CASH SURRENDER VALUE -- The Cash Value less any amounts deducted upon surrender.

CASH VALUE -- The value of the Accumulation Units in Your Account or a Participant's Individual Account less any reductions for administrative charges. Sometimes referred to as "Account Value."

CODE -- The Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

COMPANY (WE, US, OUR) --  The Travelers Insurance Company.

COMPETING FUND -- Any investment option under the Plan, which in our opinion, consists primarily of fixed income securities and/or money market instruments.

CONTRACT DATE -- The date on which the Contract becomes effective, as shown on the specifications page of the Contract.

CONTRACT OWNER (YOU, YOUR) -- The Trustee or entity owning the Contract.

CONTRACT YEAR -- The twelve month period commencing with the Contract Date or with any anniversary thereof.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

ERISA DISCLOSURE AND ACKNOWLEDGMENT FORM -- The document required under the Employee Retirement Income Security Act regarding commissions paid to agents involved in the contract sale.

EXCESS PLAN CONTRIBUTIONS -- Plan contributions including excess deferrals, excess contributions, excess aggregate contributions, excess annual additions, and excess nondeductible contributions that require correction by the plan administrator.

FIXED ACCOUNT -- Part of the General Account of the Company.

FIXED ANNUITY -- An Annuity with payments which remain fixed as to dollar amount throughout the payment period and which do not vary with the investment experience of a Separate Account.

FUNDING OPTIONS -- The variable investment options to which Purchase Payments under the Contract may be allocated.

GENERAL ACCOUNT -- The Company's General Account in which amounts are held if directed to the Fixed Account during the Accumulation Period and in which reserves are maintained for Fixed Annuities during the Annuity Period.

HOME OFFICE -- The Travelers Insurance Company, One Citiplace, Hartford, CT 06103, or any other office that we may designate for the purpose of administering this contract.

MATURITY DATE -- The date on which the Annuity payments are to begin.

PARTICIPANT -- An eligible person who is a member in the Plan.

PARTICIPANT'S INDIVIDUAL ACCOUNT -- An account to which Accumulation Units are credited to a Participant or Beneficiary under the Contract.

PURCHASE PAYMENTS -- Payments made to the Contract.

PLAN -- An employer's voluntary retirement plan that qualifies for special tax treatment under section 401 of the Code.

SEPARATE ACCOUNT -- The Travelers Separate Account QPN for Variable Annuities. A segregated account exempt from registration with the Securities and Exchange Commission pursuant to Section 3(c)(11) of the Investment Company Act of 1940, the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- The portion of the assets of the Separate Account that is allocated to a particular Underlying Fund.

THIRD PARTY ADMINISTRATOR ("TPA") -- An entity that has contracted with the Contract Owner to provide administrative and/or distribution services for the Plan.

UNDERLYING FUND -- A portfolio of an open-end management investment company that is registered with the Securities and Exchange Commission in which the Subaccounts invest.

VALUATION DATE -- A day on which the New York Stock Exchange is open for business. The value of the Separate Account is determined at the close of the New York Stock Exchange on such days.

VALUATION PERIOD -- The Period between the end of one Valuation Date and the end of the next Valuation Date.

VARIABLE ANNUITY -- An Annuity providing for payments varying in amount in accordance with the investment experience of the assets held in the underlying securities of the Separate Account.

WRITTEN REQUEST -- Instructions in a written form, satisfactory to us, and received at the Home Office.

YOUR ACCOUNT -- Accumulation Units credited to you under this Contract.

                                    SUMMARY:
                    TRAVELERS RETIREMENT PERSPECTIVES ANNUITY

This summary details some of the more important points that you should know and consider before purchasing the Contract. Please read the entire prospectus carefully.

CAN YOU GIVE ME A GENERAL DESCRIPTION OF THE CONTRACTS? The Contracts offered by The Travelers Insurance Company are designed for use in conjunction with certain qualified plans including tax-qualified pension or profit-sharing plans under
Section 401 of the Code. The minimum Purchase Payment allowed is an average of $1,000 annually per Participant's Individual Account, or $10,000 annually per Contract. The maximum Purchase Payment allowed without Company approval is $3,000,000.

Because of the size of these Contracts, the possible involvement of third party administrators ("TPAs"), the allocated or unallocated nature of the Contract, and a competitive bidding process, which may include negotiation, many of the charges imposed in the Contract are likely to vary from one Plan to the next. The Contract design allows the Company maximum flexibility, within the limitations imposed by law, to "custom design" a charge structure that is likely to be acceptable to a particular prospective Contract Owner.

We offer a group allocated Contract designed to record information for all present and future Participants under the Contract. At the Contract Owner's direction, we will establish Participant Individual Accounts for each Participant in the Plan. All Purchase Payments are allocated among the available Funding Options under the Contract, as directed by the Contract Owner. If the Contract Owner provides written authorization, Participants can make individual allocations among the available Funding Options selected by the Plan. We will satisfy distribution requests from the Participant's Individual Accounts.

We also offer an unallocated annuity Contract, designed for use with certain Plans where the employer has secured the services of a TPA to provide, among other things, participant level recordkeeping services. All Purchase Payments are allocated among the available Funding Options under the Contract, as directed by the Contract Owner. There are not individual allocations under the unallocated Contracts for individual Participants. The Contract Owner, through the TPA, must maintain records of the account balance for each Participant.

The Contract, like all deferred variable annuity contracts, has two phases: the accumulation phase and the payout phase (annuity period). During the accumulation phase generally, pre-tax contributions accumulate on a tax deferred basis and are taxed as income upon withdrawal, presumably when the Participant is in a lower tax bracket. The payout phase occurs when amounts attributable to a Participant are distributed from the Contract. The amount of money accumulated in the Contract determines the amount of income paid out during the payout phase.

During the payout phase, Participants may choose to receive Annuity payments from the Fixed Account or the Funding Options. If Participants want to receive payments from the Contract, they can choose one of a number of annuity options.

Once Participants choose one of the annuity options and begin to receive payments, it cannot be changed. During the payout phase, Participants have the same investment choices they had during the accumulation phase. If amounts are directed to the Funding Options, the dollar amount of the payments may increase or decrease.

WHO IS THE CONTRACT ISSUED TO? The contract is issued to a Plan trustee. Where we refer to "you," we are referring to the Plan trustee. The Contracts may be issued on either an allocated or an unallocated basis. Both the allocated and unallocated contracts provide for fixed (General Account) and variable (Separate Account) accumulations and annuity payouts. Where we refer to your Contract, we are referring to a group Contract. We hold all Purchase Payments under the Contract at your direction. As Contract Owner, you have all rights in and obligations of the Contract. For unallocated Contracts, we will take direction only from you or your designee regarding amounts held in the Contract. For allocated Contracts, you may authorize us to take direction from Plan Participants regarding allocation of their individual account balances, DCA, transfers and auto-rebalancing. Depending on your retirement plan provisions, certain features and/or funding options described in this prospectus may not be available to you (for example, dollar-cost averaging, automatic rebalancing, systematic withdrawals, etc.). Your retirement plan provisions supercede the prospectus. If Participants have any questions about your specific retirement plan, they should contact your Plan administrators.

CAN YOU GIVE A GENERAL DESCRIPTION OF THE FUNDING OPTIONS AND HOW THEY OPERATE? The Funding Options represent Subaccounts of the Separate Account. You can direct the Separate Account, through its Subaccounts, to use Purchase Payments to purchase shares of one or more of the Underlying Funds that holds securities consistent with its own investment policy. If the Contract is an allocated Contract, you can authorize Participants to direct their Purchase Payments to purchase shares of one or more of the Underlying Funds. Depending on which Subaccounts you (or for allocated Contracts, Participants) select, the Underlying Funds may be retail funds that are available to the public or they may be mutual funds that are only available to insurance company separate accounts. Depending on market conditions, you (or for allocated Contracts, Participants) may make or lose money in any of these Funding Options.

You can transfer among the variable Funding Options without any current tax implications. Currently there is no limit to the number of transfers allowed. We may, in the future, limit the number of transfers allowed. At a minimum, we would always allow one transfer every six months. We reserve the right to restrict transfers that we determine will disadvantage other Contract Owners. You may also transfer between the Fixed Account and the variable Funding Options at least once every six months, provided you transfer no more than 20% of the Fixed Account value out in any Contract Year. Additional restrictions may apply, please see the Fixed Account prospectus for more information.

WHAT EXPENSES WILL BE ASSESSED UNDER THE CONTRACT? The Contract has insurance features and investment features, and there are costs related to each. For allocated Contracts we may deduct a semi-annual contract administrative fee of $15 from each Participant Individual Account. We deduct a maximum Daily Asset Charge (also called the mortality and expense risk or M&E) charge daily of 1.50% (1.30% for unallocated Contracts in Florida) of the amounts you or Participants direct to the Funding Options. Each Funding Option also charges for management costs and other expenses.

The Contract will specify whether a surrender charge or a contingent deferred sales charge applies to amounts withdrawn from the Contract. Only one of the charges will apply to your Contract. The amount of the surrender charge depends on the aggregate assets in the Contract at the time the Contract is issued and the length of time the Contract has been in force. For Contracts with aggregate assets less than $1,000,000 as of the Contract's effective date, the maximum surrender charge is 5% of the amount surrendered in the first Contract Year, 4% in year two, 3% in year three, 2% in year four, 1% in year five, and 0% beginning in the sixth year. Contracts with aggregate assets of $1,000,000 or more as of the Contract's effective date will not have a surrender charge. For Contracts issued before March XX, 2005, the maximum surrender charge is 5% of the amount surrendered in the first two Contract Years, up to 4% in years three and four, up to 3% in years five and six, up to 2% in years seven and eight, and 0% beginning in the ninth year. Contracts issued prior to March XX, 2005 may instead provide for a contingent deferred sales charge. The maximum contingent deferred sales charge is 5.5% of each Purchase Payment for a period of five years from the date the Purchase Payment was made.

If you withdraw all amounts under the Contract, or if you or Participants begin receiving annuity/income payments, we may be required by your state to deduct a premium tax.

Upon annuitization, if the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn. Please refer to Payment Options for a description of this benefit.

If you select and are eligible for the Managed Advisory Portfolio Program, which is an asset allocation program, the maximum charge is 0.80% annually deducted from amounts in the Variable Funding Options.

HOW WILL MY PURCHASE PAYMENTS AND WITHDRAWALS BE TAXED? Generally, the payments you make to a qualified Contract during the accumulation phase are made with before tax dollars. Generally, Participants will be taxed on Purchase Payments allocated to their Individual Account and on any earnings upon a withdrawal or receipt of Annuity payments. If a Participant is younger than age 59 1/2 when he or she makes a withdrawal, the Participant may be charged a 10% federal penalty tax on the amount withdrawn. Participants may be required by federal tax laws to begin receiving payments from their Individual Account annuity or risk paying a penalty tax.

HOW MAY I ACCESS MY MONEY? You can take withdrawals any time during the accumulation phase. Withdrawal charges may apply, as well as income taxes, and/or a penalty tax on amounts withdrawn.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT? For allocated Contracts, a death benefit is provided in the event of death of the Participant under a Participant's Individual Account prior to the earlier of the Participant's 75th birthday or the Annuity Commencement Date. For unallocated Contracts, a death benefit is only available with the Company's approval, and may not be available in all jurisdictions.

WHERE MAY I FIND OUT MORE ABOUT ACCUMULATION UNIT VALUES? The Condensed Financial Information in Appendix A to this prospectus provides more information about Accumulation Unit values.

ARE THERE ANY ADDITIONAL FEATURES? This Contract has other features you may be interested in. These include:

     o DOLLAR COST AVERAGING. This is a program that allows you to invest a fixed amount of money in Funding Options each month, theoretically giving you a lower average cost per unit over time than a single one time purchase. Dollar Cost Averaging requires regular investments regardless of fluctuating price levels, and does not guarantee profits or prevent losses in a declining market. Potential investors should consider their financial ability to continue purchases through periods of low price levels.

     o AUTOMATIC REBALANCING. You may elect to have the Company periodically reallocate the values in your Contract to match the rebalancing allocation selected.

     o SYSTEMATIC WITHDRAWAL OPTION. Before the Maturity Date, you can arrange to have money sent to you at set intervals throughout the year. Of course, any applicable income and penalty taxes will apply on amounts withdrawn. Withdrawals may be subject to a withdrawal charge.

     o ASSET ALLOCATION ADVICE. You may be eligible to enter into a separate investment advisory agreement with Tower Square Securities Inc. ("Tower Square"), an affiliate of the Company, for the purpose of receiving asset allocation advice under Tower Square's Managed Advisory Portfolio Program (the "program"). Under the program, participants allocate Contract Value according to one of six asset allocation model portfolios developed by Standard & Poor's Investment Advisory Services LLC ("Standard & Poor's"), an investment adviser that Tower Square engaged to create the Program. The program is not a part of the Contract issued by the Company, and you are not required to participate in the program. The program is fully described in a separate disclosure statement prepared by Tower Square.

                                    FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

MAXIMUM TRANSACTION EXPENSES

SURRENDER CHARGE: 5%(1), (2), (3)
(As a percentage of amount surrendered)

CONTINGENT DEFERRED SALES CHARGE: 5.5% (Only Contracts issued prior to March XX,
2005) (As a percentage of Purchase Payments withdrawn)

If withdrawn within 5 years after the Purchase Payment is made: 5.50% If withdrawn 5 or more years after the Purchase Payment is made: 0%

VARIABLE LIQUIDITY BENEFIT CHARGE: 5%(3), (4)
(As a percentage of the present value of the remaining Annuity payments that are surrendered. The interest rate used to calculate this present value is 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity payments)


(1) For Contracts issued after March XX, 2005, the surrender charge will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company. If the expected level of aggregate Contract assets during the first Contract Year is less than $1,000,000, the surrender charge declines to zero after the end of the 5th Contract Year. The charge is as follows:

                            CONTRACT YEAR                   SURRENDER CHARGE
            -------------------------- ------------------- --------------------
            GREATER THAN OR EQUAL TO     BUT LESS THAN
                     0 years                1 years                5%
                     1 years                2 years                4%
                     2 years                3 years                3%
                     3 years                4 years                2%
                     4 years                5 years                1%
                    5+ years                                       0%

     If the expected level of aggregate Contract assets during the first Contract Year is greater than or equal to $1,000,000, there will be no surrender charge.

(2) For Contracts issued before March XX, 2005, the surrender charge declines to zero after the end of the 8th Contract Year. The charge is as follows:

                            CONTRACT YEAR                   SURRENDER CHARGE
            -------------------------- ------------------- --------------------
            GREATER THAN OR EQUAL TO     BUT LESS THAN
                     0 years                2 years                5%
                     2 years                4 years                4%
                     4 years                6 years                3%
                     6 years                8 years                2%
                    8+ years                                       0%

(3) A Contract will have either a surrender charge or a contingent deferred sales charge, depending on the issue date.

(4) This withdrawal charge only applies when an Annuitant makes a surrender after beginning to receive Annuity payments. For Contracts issued on or after March XX, 2005, the charge is as follows:

                            CONTRACT YEAR                   WITHDRAWAL CHARGE
            -------------------------- ------------------- --------------------
            GREATER THAN OR EQUAL TO     BUT LESS THAN
                     0 years                1 years                5%
                     1 years                2 years                4%
                     2 years                3 years                3%
                     3 years                4 years                2%
                     4 years                5 years                1%
                    5+ years                                       0%

For Contracts issued before March XX, 2005, the charge is as follows:

                            CONTRACT YEAR                   WITHDRAWAL CHARGE
            --------------------------- ------------------ --------------------
             GREATER THAN OR EQUAL TO     BUT LESS THAN
                     0 years                 2 years               5%
                     2 years                 4 years               4%
                     4 years                 6 years               3%
                     6 years                 8 years               2%
                     8+ years                                      0%

SEMI-ANNUAL ADMINISTRATIVE CHARGE: $15
Per Participant Individual Account (Allocated Contracts only)

INSTALLATION CHARGE: $1,000
One-time charge applicable to allocated Contracts that has an average per participant balance of less than $5,000 as of the Effective Date of the Contract.

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Underlying Fund fees and expenses.

MAXIMUM ANNUAL SEPARATE ACCOUNT CHARGES

RANGE OF DAILY ASSET (MORTALITY & EXPENSE RISK) CHARGE(5)

         AGGREGATE CONTRACT ASSETS             TOTAL ANNUAL DAILY ASSET CHARGE
         -------------------------             -------------------------------
$0 - $249,999.99                                           1.50%
$250,000 - $999,999.99                                     1.30%
$1,000,000 - $2,999,999.99                                 1.05%
$3,000,000 and over                                        0.80%

We may reduce or eliminate the surrender charge, the contingent deferred sales charge, the semi-annual account charge and/or the daily asset charge under the Contract. See "Charges and Deductions" below.

MANAGED ADVISORY PORTFOLIO PROGRAM

The following table describes the annual investment advisory fee for clients who enter into an investment advisory agreement to participate in Tower Square's Managed Advisory Portfolio Program.

   --------------------------- ------------------------ ------------------------
   CONTRACT VALUE EQUAL TO     BUT LESS THAN            MAXIMUM ANNUAL FEE FOR
   OR GREATER THAN                                      MANAGED ADVISORY
                                                        PORTFOLIO PROGRAM(6)

   --------------------------- ------------------------ ------------------------
   --------------------------- ------------------------ ------------------------
   $0                          $25,000                  0.80%
   --------------------------- ------------------------ ------------------------
   --------------------------- ------------------------ ------------------------
   $25,000                     $50,000                  0.65%
   --------------------------- ------------------------ ------------------------
   --------------------------- ------------------------ ------------------------
   $50,000                     $100,000                 0.35%
   --------------------------- ------------------------ ------------------------
   --------------------------- ------------------------ ------------------------
   $75,000                     $100,000                 0.35%
   --------------------------- ------------------------ ------------------------
   --------------------------- ------------------------ ------------------------
   $100,000+                                            0.20%
   --------------------------- ------------------------ ------------------------


UNDERLYING FUND EXPENSES AS OF DECEMBER 31, 2003 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Underlying Funds, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Underlying Fund's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Underlying Funds provided this information and we have not independently verified it. More detail concerning each Underlying Fund's fees and expenses is contained in the prospectus for each Underlying Fund. Current prospectuses for the Underlying Funds can be obtained by calling 1-800-842-9368

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                          MINIMUM        MAXIMUM
--------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES                       0.42%          4.72%
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service fees (12b-1) fees, and other expenses.)


(5) The Daily Asset Charge will depend on the expected Aggregate Contract Assets during the first Contract year, as determined by the Company.

(6) The annual fee is applied to the participant's current Contract Value. Fees payable for participating in the program are deducted on a quarterly basis from the Contract as a partial surrender.

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                 DISTRIBUTION
                                                    AND/OR                    TOTAL        CONTRACTUAL        NET TOTAL
                                                   SERVICE                    ANNUAL        FEE WAIVER         ANNUAL
                                  MANAGEMENT       (12B-1)        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                      FEE            FEES       EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES
----------------------------------------------------------------------------------------------------------------------------
Capital Appreciation Fund.....       0.75%            --          0.07%       0.82%             --              0.82%(20)
Templeton Growth Fund, Inc.
-- Class A....................       0.61%          0.25%         0.27%       1.13%             --              1.13%
 U.S. Government Securities
 Fund -- Class A*+............       0.45%          0.25%         0.13%       0.83%             --              0.83%
AIM EQUITY FUNDS, INC.
   AIM Charter Fund --
     Class A*+................       0.63%          0.30%         0.37%       1.30%             --              1.30%(2)
   AIM Constellation Fund --
     Class A*+................       0.63%          0.30%         0.37%       1.30%             --              --(3)
ALLIANCEBERNSTEIN VALUE FUNDS
   AllianceBernstein Growth
     and Income Fund --
     Class A*+................       0.62%          0.28%         0.32%       1.22%             --              --(4)
ALLIANCEBERNSTEIN VARIABLE
   PRODUCT SERIES FUND, INC.
   AllianceBernstein Growth
     and Income Portfolio --
     Class B*.................       0.63%          0.25%         0.03%       0.91%             --              0.91%(5)
   AllianceBernstein Premier
     Growth Portfolio --
     Class B*.................       1.00%          0.25%         0.05%       1.30%             --              1.30%(5)
AMERICAN FUNDS INSURANCE
   SERIES
   Global Growth Fund --
     Class 2 Shares*..........       0.66%          0.25%         0.04%       0.95%             --              0.95%
   Growth Fund -- Class 2
     Shares*..................       0.37%          0.25%         0.02%       0.64%             --              0.64%
   Growth-Income Fund --
     Class 2 Shares*..........       0.33%          0.25%         0.01%       0.59%             --              0.59%
DELAWARE VIP TRUST
   Delaware VIP REIT Series
     -- Standard Class........       0.75%            --          0.11%       0.86%             --              0.86%(6)
DREYFUS A BONDS PLUS, INC.
   Dreyfus A Bonds Plus, Inc.+       0.65%            --          0.28%       0.93%             --              0.93%
DREYFUS VARIABLE INVESTMENT
   FUND
   Dreyfus Variable
     Investment Fund --
     Appreciation Portfolio
     -- Initial Shares........       0.75%            --          0.05%       0.80%             --              0.80%
   Dreyfus Variable
     Investment Fund --
     Developing Leaders
     Portfolio -- Initial
     Shares...................       0.75%            --          0.07%       0.82%             --              0.82%
FIDELITY ADVISOR SERIES I
   Advisor Growth
     Opportunities Fund --
     Class T*+................       0.34%          0.50%         0.27%       1.11%             --              --(7)
FRANKLIN TEMPLETON VARIABLE
   INSURANCE PRODUCTS TRUST
   Franklin Small Cap Fund --
     Class 2 Shares*..........       0.51%          0.25%         0.29%       1.05%           0.04%             1.01%(8)
   Mutual Shares Securities
     Fund -- Class 2 Shares*..       0.60%          0.25%         0.20%       1.05%             --              1.05%(9)
   Templeton Developing
     Markets Securities Fund
     -- Class 2 Shares*.......       1.25%          0.25%         0.30%       1.80%             --              1.80%
   Templeton Foreign
     Securities Fund -- Class
     2 Shares*................       0.69%          0.25%         0.22%       1.16%           0.04%             1.12%(10)


                                                 DISTRIBUTION
                                                    AND/OR                    TOTAL        CONTRACTUAL        NET TOTAL
                                                   SERVICE                    ANNUAL        FEE WAIVER         ANNUAL
                                  MANAGEMENT       (12B-1)        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                      FEE            FEES       EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES
----------------------------------------------------------------------------------------------------------------------------
GREENWICH STREET SERIES FUND
   Appreciation Portfolio.....       0.75%            --          0.02%       0.77%             --              0.77%(12)
   Diversified Strategic
     Income Portfolio+........       0.65%            --          0.11%       0.76%             --              0.76%
   Equity Index Portfolio --
     Class II Shares*.........       0.31%          0.25%         0.04%       0.60%             --              0.60%
JANUS ASPEN SERIES
   Global Life Sciences
     Portfolio -- Service
     Shares*+.................       0.65%          0.25%         0.32%       1.22%             --              1.22%
   Global Technology
     Portfolio -- Service
     Shares*+.................       0.65%          0.25%         0.20%       1.10%             --              1.10%
   Growth and Income
     Portfolio -- Service
     Shares*..................       0.65%          0.25%         0.20%       1.10%             --              1.10%
   Mid Cap Growth Portfolio
     -- Service Shares*.......       0.65%          0.25%         0.02%       0.92%             --              0.92%
   Worldwide Growth Portfolio
     -- Service Shares*+......       0.65%          0.25%         0.06%       0.96%             --              0.96%
LAZARD RETIREMENT SERIES, INC.
   Lazard Retirement Small
     Cap Portfolio*...........       0.75%          0.25%         0.37%       1.37%             --              1.37%(13)
LORD ABBETT SERIES FUND, INC.
   Growth and Income Portfolio       0.50%            --          0.35%       0.85%             --              0.85%
   Mid-Cap Value Portfolio....       0.75%            --          0.33%       1.08%             --              1.08%
NEUBERGER BERMAN EQUITY ASSETS
   Guardian Assets*+..........       0.89%          0.25%         0.17%       1.31%             --              1.31%(14)
   Partners Assets*+..........       0.89%          0.25%         0.12%       1.26%             --              1.26%(14)

OPPENHEIMER VARIABLE ACCOUNT
   FUNDS
   Oppenheimer Main Street
     Fund/VA -- Service
     Shares*..................       0.68%          0.25%         0.03%       0.96%             --              0.96%
PBHG FUNDS
   PBHG Growth Fund --
     Advisor Class*+..........       0.85%          0.25%         0.57%       1.67%             --              1.67%
PIMCO VARIABLE INSURANCE TRUST
   Total Return Portfolio --
     Administrative Class*....       0.25%          0.15%         0.26%       0.66%           0.01%             0.65%(15)
PUTNAM VARIABLE TRUST
   Putnam VT International
     Equity Fund -- Class IB
     Shares*+.................       0.77%          0.25%         0.22%       1.24%             --              1.24%(16)
   Putnam VT Small Cap Value
     Fund -- Class IB Shares*        0.80%          0.25%         0.12%       1.17%             --              1.17%(16)
SALOMON BROTHERS VARIABLE
   SERIES FUNDS INC.
   All Cap Fund -- Class I....       0.85%            --          0.13%       0.98%             --              0.98%
   High Yield Bond Fund --
     Class I..................       0.75%            --          0.26%       1.01%             --              --(32)
   Investors Fund -- Class I..       0.70%            --          0.12%       0.82%             --              0.82%
   Total Return Fund --
     Class I..................       0.80%            --          0.21%       1.01%             --              --(32)
SMITH BARNEY EQUITY FUNDS
   Smith Barney Social
     Awareness Fund --
     Class A*+................       0.75%          0.25%         0.25%       1.25%             --              1.25%


                                                 DISTRIBUTION
                                                    AND/OR                    TOTAL        CONTRACTUAL        NET TOTAL
                                                   SERVICE                    ANNUAL        FEE WAIVER         ANNUAL
                                  MANAGEMENT       (12B-1)        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                      FEE            FEES       EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES
----------------------------------------------------------------------------------------------------------------------------
SMITH BARNEY INVESTMENT FUNDS
   INC.
   Investment Grade Bond
     Fund -- Class A*.........       0.63%          0.25%         0.15%       1.03%             --              1.03%
SMITH BARNEY INVESTMENT TRUST
   Smith Barney S&P 500 Index
     Fund -- Smith Barney S&P
     500 Index Shares*+.......       0.25%          0.20%         0.16%       0.61%             --              --(17)
THE DREYFUS/LAUREL FUNDS, INC.
   Dreyfus Disciplined Stock
     Fund*+...................       0.90%          0.10%          --         1.00%             --              1.00%
THE TRAVELERS SERIES TRUST
   Convertible Securities
     Portfolio................       0.60%            --          0.18%       0.78%             --              0.78%(18)
   Disciplined Mid Cap Stock
     Portfolio................       0.70%            --          0.12%       0.82%             --              0.82%(19)
   Equity Income Portfolio....       0.75%            --          0.12%       0.87%             --              0.87%(19)
   Federated High Yield
     Portfolio................       0.65%            --          0.25%       0.90%             --              0.90%(19)
   Large Cap Portfolio........       0.75%            --          0.11%       0.86%             --              0.86%(19)
   Lazard International Stock
     Portfolio................       0.83%            --          0.17%       1.00%             --              1.00%(20)
   Merrill Lynch Large Cap
     Core Portfolio...........       0.80%            --          0.19%       0.99%             --              0.99%(21)
   MFS Emerging Growth
     Portfolio................       0.75%            --          0.14%       0.89%             --              0.89%(19)
   MFS Mid Cap Growth
     Portfolio................       0.80%            --          0.12%       0.92%             --              0.92%(21)
   MFS Value Portfolio........       0.75%            --          0.33%       1.08%             --              --(21)
   Pioneer Fund Portfolio.....       0.72%            --          0.40%       1.12%             --              1.12%(22)
   Social Awareness Stock
     Portfolio................       0.62%            --          0.16%       0.78%             --              0.78%(20)
   Travelers Quality Bond
     Portfolio................       0.32%            --          0.11%       0.43%             --              0.43%(23)
   U.S. Government Securities
     Portfolio................       0.32%            --          0.10%       0.42%             --              0.42%(20)
TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation
     Portfolio................       0.80%            --          0.05%       0.85%             --              0.85%
   MFS Total Return Portfolio.       0.80%            --          0.02%       0.82%             --              0.82%
   Pioneer Strategic Income
     Portfolio................       0.75%            --          0.25%       1.00%             --              1.00%
   SB Adjustable Rate Income
     Portfolio Smith Barney
     Class*...................       0.60%          0.25%         3.87%       4.72%           3.72%             1.00%(24)
   Smith Barney Aggressive
     Growth Portfolio.........       0.80%            --          0.02%       0.82%             --              0.82%(25)
   Smith Barney Large
     Capitalization Growth
     Portfolio................       0.75%            --          0.04%       0.79%             --              0.79%(27)
   Smith Barney Money Market
     Portfolio................       0.50%            --          0.03%       0.53%             --              0.53%
   Strategic Equity Portfolio.       0.80%            --          0.04%       0.84%             --              0.84%


                                                 DISTRIBUTION
                                                    AND/OR                    TOTAL        CONTRACTUAL        NET TOTAL
                                                   SERVICE                    ANNUAL        FEE WAIVER         ANNUAL
                                  MANAGEMENT       (12B-1)        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                      FEE            FEES       EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES
----------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT
   TRUST
   Comstock Portfolio Class
     II Shares*...............       0.60%          0.25%         0.05%       0.90%             --              0.90%
   Emerging Growth Portfolio
     Class II Shares*.........       0.70%          0.25%         0.07%       1.02%             --              1.02%
   Enterprise Portfolio Class
     II Shares*+..............       0.50%          0.25%         0.14%       0.89%             --              --(28)
VARIABLE ANNUITY PORTFOLIOS
   Smith Barney Small Cap
     Growth Opportunities
     Portfolio................       0.75%            --          0.40%       1.15%             --              --(32)
VARIABLE INSURANCE PRODUCTS
   FUND II
   Contrafund(R) Portfolio --
     Service Class 2*.........       0.58%          0.25%         0.10%       0.93%             --              --(29)
VARIABLE INSURANCE PRODUCTS
   FUND III
   Dynamic Capital
     Appreciation Portfolio
     -- Service
     Class 2*+................       0.58%          0.25%         1.27%       2.10%             --              --(30)
   Mid Cap Portfolio --
     Service Class 2*.........       0.58%          0.25%         0.12%       0.95%             --              --(31)

--------------
* The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service provider).

+    Closed to new investors.

NOTES

(1) Fund has a voluntary waiver of 0.40%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(2) There is no guarantee that actual expenses will be the same as those shown in the table.

(3) The investment advisor has voluntarily agreed to waive a portion of the management fee on assets in excess of $5 billion. Total Annual Operating Expenses net of this agreement are 1.29%. This agreement may be modified or discontinued at any time.

(4) Total portfolio operating expenses do not reflect Alliance's waiver of a portion of its advisory fee. This waiver is effective as of January 1, 2004 and the fee reduction is expected to continue for a period of at least five years. The advisory fee waiver reduces advisory fees to 0.46%. After giving effect to the advisory fee waiver, net expenses would be 1.06%.

(5) Total portfolio operating expenses do not reflect Alliance's waiver of a portion of its advisory fee. This waiver is effective as of January 1, 2004 and the fee reduction is expected to continue for a period of at least five years.

(6) The investment advisor for the Delaware VIP REIT Series is Delaware Management Company ("DMC"). For the period May 1, 2002 through April 30, 2004, the advisor waived its management fee and/or reimbursed the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, and extraordinary expenses) would not exceed 0.95%. Effective May 1, 2004 through April 30, 2005, DMC has contractually agreed to waive its management fee and/or reimburse the Series for expenses to the extent that total expenses (excluding any taxes, interest, brokerage fees, and extraordinary expenses) would not exceed 0.95%. Under its Management Agreement, the Series pays a management fee based on average daily net assets as follows: 0.75% on the first $500 million, 0.70% on the next $500 million, 0.65% on the next $1,500 million, 0.60% on assets in excess of $2,500 million, all per year.

(7) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, the total fund operating expenses are 1.08%.

(8) While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees (Board) has set the current rate at 0.25% per year. The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Board and an order of the Securities and Exchange Commission.

(9) While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(10) The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees (Board) and an order of the Securities and Exchange Commission (SEC).

(11) The Fund administration fee is paid indirectly through the management fee. While the maximum amount payable under the Fund's Class 2 rule 12b-1 plan is 0.35% per year of the Fund's Class 2 average annual net assets, the Fund's Board of Trustees has set the current rate at 0.25% per year.

(12) Effective August 1, 2004, the advisory fee and administration fee, each of which is calculated daily and payable monthly, will be calculated in accordance with the following schedule: Up to $250 million, 0.55% and 0.20%, total management fee 0.75%, next $250 million, 0.513% and 0.187%, total management fee 0.70%, next $500 million, 0.476% and 0.174%, total management fee 0.65%, next $1 billion, 0.439% and 0.161%, total management fee 0.60%, next $1 billion, 0.402% and 0.148%, total management fee 0.55%, over $3 billion, 0.365% and 0.135%, total management fee 0.50%, respectively. The terms of the amended agreement are the same in all other material respects as the current management agreement.

(13) Reflects a contractual obligation by the Investment Manager to waive its fee and, if necessary, reimburse the Portfolio through December 31, 2004 to the extent Total Annual Portfolio Operating Expenses exceed 1.25% of the Portfolio's average daily net assets.

(14) Neuberger Berman Management has contractually agreed to reimburse certain expenses of the fund through 12/31/13, so that the total annual operating expenses of the fund are limited to 1.50% of average net assets. This arrangement does not cover interest, taxes, brockerage commissions and extraordinary expenses. The fund has agreed to repay Neuberger Berman Management for expenses reimbursed to the fund provided that repayment does not cause the fund's annual operating expenses to exceed 1.50% of its average net assets. Any such repayment must be made within three years after the year in which Neuberger Berman Management incurred the expense. The figures in the table are based on last year's expenses.

(15) "Other Expenses" reflects a 0.25% administrative fee, and 0.01% representing the Portfolio's pro rata Trustees' fees. PIMCO has contractually agreed, for the fund's current fiscal year, to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

(16) There was no fee waiver or expense reimbursement for 2003, but effective January 28, 2004 there will be a limit in effect. Effective January 28, 2004, Putnam Management has agreed to limit its compensation (and, to the extent necessary, bear other expenses) through December 31, 2004, to the extent that each fund's net expenses as a percentage of its net assets exceed the average expense ratio for the fund's Lipper peer group of funds underlying variable insurance products.

(17) Management has agreed to cap the Smith Barney Shares' net annual operating expenses at 0.59%. Management may not discontinue or modify this cap without the approval of the fund's trustees.

(18) Fund has a voluntary waiver of 0.80%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(19) Fund has a voluntary waiver of 0.95%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(20) Fund has a voluntary waiver of 1.25%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(21) Fund has a voluntary waiver of 1.00%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(22) Effective 5/1/03, shareholders approved a new Investment Advisory Agreement that increased the management fee from 0.65% to 0.75%. The actual Management Fee for the year was a blended rate of 0.72%. Other Expenses include a 0.06% administrative services fee the Fund pays to The Travelers Insurance Company.

(23) Fund has a voluntary waiver of 0.75%. Other Expense include 0.06% administrative services fee the Fund pays to Travelers Insurance Company.

(24) Management has contractually agreed to waive fees and/or reimburse expenses through a period of 16 months from October 31, 2003 so that "Net Annual Operating Expenses" will not exceed 1.00%.

(25) Effective July 1, 2004, the management fee, which is calculated daily and payable monthly, will be calculated in accordance with the following schedule: Up to $5 billion, 0.80%, in excess of $5 billion and up to and including $7.5 billion, 0.775%, in excess of $7.5 billion and up to and including $10 billion, 0.75%, over $10 billion, 0.70%. The terms of the amended agreement are the same in all other material respects as the current management agreement.

(26) Effective July 1, 2004, the management fee, which is calculated daily and payable monthly, will be reduced from 0.90% of the Portfolio's average daily net assets to 0.85% of the Portfolio's average daily net assets. The terms of the amended agreement are the same in all other material respects as the current management agreement.

(27) Effective July 1, 2004, the management fee, which is calculated daily and payable monthly, will be calculated in accordance with the following schedule: Up to $5 billion, 0.75%, in excess of $5 billion and up to and including $7.5 billion, 0.725%, in excess of $7.5 billion and up to and including $10 billion, 0.70%, over $10 billion, 0.65%. The terms of the amended agreement are the same in all other material respects as the current management agreement.

(28) Under the terms of the Advisory agreement, if the total ordinary business expenses, exclusive of taxes, distribution fees and interest, exceed .95% of the average daily net assets of the Portfolio, the Adviser will reimburse the Portfolio for the amount of the excess. Additionally, the Adviser has voluntarily agreed to reimburse the Portfolio for all expenses as a percentage of average daily net assets in excess of .60% and .85% for Classes I and II, respectively. For the year ended December 31, 2003, the Adviser waived $57,431 of its investment advisory fees. This waiver is voluntary in nature and can be discontinued at the Adviser's discretion.

(29) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.90%. These offsets may be discontinued at any time.

(30) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. Including this reduction, the total class operating expenses would have been 1.15%. The fund's manager has voluntarily agreed to reimburse the class to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions and extraordinary expenses) exceed 1.25%. The expense ratio shown reflects the expense cap in effect at period end. This arrangement can be discontinued by the fund's manager at any time.

(31) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.93%. These offsets may be discontinued at any time.

(32) The table below shows the amount of the waiver or reimbursement and the net total annual operating expenses for Underlying Funds that have entered into a voluntary fee waiver and/or expense reimbursement arrangement. The net total annual operating expense figure reflects the fee waivers and/or expense reimbursements that were in effect as of the Underlying Fund's fiscal year end. However, as these arrangements are voluntary, they may be changed or terminated at any time, in which case the Underlying Fund would be subject to different net total annual operating expenses. Without such waivers performance would be lower.


                                                                             VOLUNTARY FEE
                                                                             WAIVER AND/OR
                                                                                EXPENSE              NET TOTAL ANNUAL
FUNDING OPTION                                                               REIMBURSEMENT          OPERATING EXPENSES
----------------                                                         ----------------------    ----------------------
AIM Constellation Fund -- Class A                                                0.01%                     1.29%
AllianceBernstein Growth and Income Fund -- Class A                              0.16%                     1.06%
Advisor Growth Opportunities Fund -- Class T                                     0.03%                     1.08%
High Yield Bond Fund -- Class I                                                  0.01%                     1.00%
Total Return Fund -- Class I                                                     0.01%                     1.00%
Smith Barney S&P 500 Index Fund -- Smith Barney S&P 500 Index Shares             0.02%                     0.59%
MFS Value Portfolio                                                              0.08%                     1.00%
Enterprise Portfolio Class II Shares                                             0.04%                     0.85%
Smith Barney Small Cap Growth Opportunities Portfolio                            0.25%                     0.90%
Contrafund(R) Portfolio -- Service Class 2                                       0.03%                     0.90%
Dynamic Capital Appreciation Portfolio -- Service Class 2                        0.95%                     1.15%
Mid Cap Portfolio -- Service Class 2                                             0.02%                     0.93%

EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Underlying Fund total annual operating expenses. These examples do not represent past or future expenses. Your actual expenses may be more or less than those shown.

These examples assume that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The examples reflect the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the examples are based on the minimum and maximum Underlying Fund total annual operating expenses shown above, and do not reflect any Underlying Fund fee waivers and/or expense reimbursements. The examples assume you have allocated all of your Contract Value to either the Underlying Fund with the maximum total annual operating expenses or the Underlying Fund with the minimum total annual operating expenses.

EXAMPLE 1 (FOR CONTRACTS ISSUED ON OR AFTER MARCH XX, 2005)

--------------------------------------------------------------------------------------------------------------------------
                                             If Contract is surrendered at the       If Contract is NOT surrendered or
                                                    end of period shown:            annuitized at the end of period shown:
                                             ------------------------------------   --------------------------------------
                                              1         3         5          10      1          3          5          10
FUNDING OPTION                               YEAR      YEARS     YEARS      YEARS   YEAR       YEARS      YEARS      YEARS
--------------------------------------------------------------------------------------------------------------------------
Underlying Fund with Minimum Total           1651      1853      2054       3043    1186       1556       1949       3043
Annual Operating Expenses
Underlying Fund with Maximum Total
Annual Operating Expenses                    2032      2940      3830       6297    1588       2680       3746       6297

EXAMPLE 2 (FOR CONTRACTS ISSUED BEFORE MARCH XX, 2005 WITH SURRENDER CHARGE
           SCHEDULE)

--------------------------------------------------------------------------------------------------------------------------
                                             If Contract is surrendered at the       If Contract is NOT surrendered or
                                                    end of period shown:            annuitized at the end of period shown:
                                             ------------------------------------   --------------------------------------
                                              1         3         5          10      1          3          5          10
FUNDING OPTION                               YEAR      YEARS     YEARS      YEARS   YEAR       YEARS      YEARS      YEARS
--------------------------------------------------------------------------------------------------------------------------
Underlying Fund with Minimum Total           1651      1952      2264       3043    1186       1556       1949       3043
Annual Operating Expenses
Underlying Fund with Maximum Total
Annual Operating Expenses                    2032      3026      3999       6297    1588       2680       3746       6297

EXAMPLE 3 (FOR CONTRACTS ISSUED BEFORE MARCH XX, 2005 WITH CDSC SCHEDULE)

--------------------------------------------------------------------------------------------------------------------------
                                             If Contract is surrendered at the       If Contract is NOT surrendered or
                                                    end of period shown:            annuitized at the end of period shown:
                                             ------------------------------------   --------------------------------------
                                              1         3         5          10      1          3          5          10
FUNDING OPTION                               YEAR      YEARS     YEARS      YEARS   YEAR       YEARS      YEARS      YEARS
--------------------------------------------------------------------------------------------------------------------------
Underlying Fund with Minimum Total           1736      2106      2499       3043    1186       1556       1949       3043
Annual Operating Expenses
Underlying Fund with Maximum Total
Annual Operating Expenses                    2138      3230      4296       6297    1588       2680       3746       6297

EXAMPLE 4. This example assumes that you have elected the MAPP program at the maximum fee. Under the MAPP program, you choose to enter into a separate investment advisory agreement with Tower Square for the purpose of receiving asset allocation advice. The program is not a part of the Contract issued by the Company.

--------------------------------------------------------------------------------------------------------------------------
                                             If Contract is surrendered at the       If Contract is NOT surrendered or
                                                    end of period shown:            annuitized at the end of period shown:
                                             ------------------------------------   --------------------------------------
                                              1         3         5          10      1          3          5          10
FUNDING OPTION                               YEAR      YEARS     YEARS      YEARS   YEAR       YEARS      YEARS      YEARS
--------------------------------------------------------------------------------------------------------------------------
Underlying Fund with Minimum Total
Annual Operating Expenses
Underlying Fund with Maximum Total
Annual Operating Expenses

                         CONDENSED FINANCIAL INFORMATION

See Appendix A.
                              THE ANNUITY CONTRACT

Travelers Retirement Perspectives, Gold Track VSP, and Unregistered Gold Track each is a group annuity contract between the Contract Owner ("you") and the Company. This is the prospectus -- it is not the Contract. The prospectus highlights many contract provisions to focus your attention on the Contract's essential features. Your rights and obligations under the Contract will be determined by the language of the Contract itself. When you receive your Contract, we suggest you read it promptly and carefully. There may be differences in your Contract from the descriptions in this prospectus because of the requirements of the state where we issued your Contract. We will include any such differences in your Contract.

We encourage you to evaluate the fees, expenses, benefits and features of this group annuity contract against those of other investment products, including other group annuity products offered by us and other insurance companies. Before purchasing this or any other investment product you should consider whether the product you purchase is consistent with your risk tolerance, investment objectives, investment time horizon, financial and tax situation, liquidity needs and how you intend to use the annuity.

                                     GENERAL

The Contracts described in this prospectus are designed for use only with plans that qualify for special tax treatment under Section 401 of the Code. Purchase Payments may be allocated to your choice of one or more Funding Options. Purchase Payments less any applicable premium tax ("Net Purchase Payments") are applied to purchase Separate Account Accumulation Units of the appropriate Funding Option. The Accumulation Unit value will be determined as of the end of the Valuation Period during which the payments were received. The value of your investment during the Accumulation Period will vary in accordance with the net income and performance of each Funding Option's individual investments. While you will not receive any dividends or capital gains from the Funding Options, they will be reflected in the value of that Funding Option's corresponding Accumulation Unit. During the Variable Annuity payout period, Annuity payments and reserve values will vary in accordance with these factors.

Certain changes and elections must be made in writing to the Company. Where the term "Written Request" is used, it means that you must send written information to our Home Office in a form and content satisfactory to us.

Purchase of this Contract does not provide your Plan with any additional tax deferral benefits beyond those provided by the Plan. Accordingly, you should consider purchasing the Contract for its Death Benefit, Annuity Option Benefits or other non-tax related benefits.

Prior to March xx, 2005, the Contract was offered solely on an unregistered basis, that is, without registration under the Securities Act of 1933, as amended (the "Securities Act"). If you purchased the Contract during that time period, the security you purchased was not registered under the Securities Act, and you received an offering memorandum instead of this Prospectus. Currently, the Company offers the Contract both on a registered basis, pursuant to a registration statement filed with the Securities and Exchange Commission ("SEC") ("Registered Securities"), of which this Prospectus is a part, and on an unregistered basis, pursuant to an offering memorandum that is not filed with the SEC ("Unregistered Securities"), depending on the nature of the Plan. Purchasers of the Registered Securities will receive an updated Prospectus on an annual basis. If you receive this Prospectus in connection with your Contract, you are now purchasing a Registered Security.

                            CONTRACT OWNER INQUIRIES

Any questions you have about your Contract should be directed to our Home Office at 1-800-842-9368.

                               ALLOCATED CONTRACTS

We offer an allocated group annuity contract designed to record information for all present and future Participants under the Contract. Participants do not receive a certificate that evidences participation in the Contract.

                              UNALLOCATED CONTRACTS

We offer an unallocated annuity contract, designed for use with certain Plans where the employer has secured the services of a Third Party Administrator ("TPA"). The Company does not record keep individual accounts for individual Participants in the Plan. The TPA's services are separate and distinct from the Contract. The Company is not responsible for and has no obligation relating to services performed for the Plan by the TPA.

We will issue the Contracts to the Plan sponsor or the Plan trustee. We hold all Purchase Payments under the Contract, as directed by the Contract Owner (or if authorized by the Contract Owner, as directed by Participants).

                                PURCHASE PAYMENTS

For unallocated contracts, the minimum Purchase Payment allowed is $10,000 annually per Contract. For allocated contracts, the minimum Purchase Payment allowed is an average of $1,000 annually per Participant's Individual Account.

                           CREDITING PURCHASE PAYMENTS

We apply Net Purchase Payments to purchase Accumulation Units of the selected Funding Options. We will apply the initial Purchase Payment less any applicable premium tax within two business days after we receive it at our Home Office with a properly completed application or order request. If your request or other information accompanying the initial Purchase Payment is incomplete when received, we will hold the Purchase Payment for up to five business days. If we cannot obtain the necessary information within five business days of our receipt of the initial Purchase Payment, we will return the Purchase Payment in full, unless you specifically consent for us to keep it until you provide the necessary information.

We will credit subsequent Purchase Payments to a Contract on the same business day we receive them, if they are received in good order by our Home Office by 4:00 p.m. Eastern time. A business day is any day that the New York Stock Exchange is open for regular trading (except when trading is restricted due to an emergency as defined by the Securities and Exchange Commission).

Where permitted by state law, we reserve the right to restrict Purchase Payments into the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract.

                               ACCUMULATION UNITS

The period between the Contract Date and the Maturity Date is the Accumulation Period. During the Accumulation Period, an Accumulation Unit is used to calculate the value of a Contract. Each Funding Option has a corresponding Accumulation Unit value. The Accumulation Units are valued each business day and their values may increase or decrease from day to day. The daily change in the value of an Accumulation Unit each day is based on the investment performance of the corresponding Underlying Fund, and the deduction of separate account charges shown in the Fee Table in this prospectus. The number of Accumulation Units we will credit to your Contract once we receive a Purchase Payment is determined by dividing the amount directed to each Funding Option by the value of its Accumulation Unit. We calculate the value of an Accumulation Unit for each Funding Option each day the New York Stock Exchange is open. The values are calculated as of 4:00 p.m. Eastern time. After the value is calculated, we credit your Contract. During the Annuity Period (i.e., after the Maturity Date), you are credited with Annuity Units.

                                  ACCOUNT VALUE

During the Accumulation Period, we determine the Account Value by multiplying the total number of Funding Option Accumulation Units credited to that account by the current Accumulation Unit value for the appropriate Funding Option, and adding the sums for each Funding Option. There is no assurance that the value in any of the Funding Options will equal or exceed the Purchase Payments made to such Funding Options.

                          THE VARIABLE FUNDING OPTIONS

You choose the Variable Funding Options to which you allocate your Purchase Payments. These Variable Funding Options are Subaccounts of the Separate Account. The Subaccounts invest in the Underlying Funds. You are not investing directly in the Underlying Fund. Each Underlying Fund is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. Some of the Underlying Funds are retail mutual funds that are also directly available to the public without a Separate Account. If you were to purchase these Underlying Funds directly from a broker or mutual fund company, you would not receive the death benefit (if available), annuity payout options or incur the expenses of the Separate Account. Some of the Underlying Funds are not publicly traded and are offered only through variable annuity and variable life insurance products. These Underlying Funds are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Underlying Fund, and Contract Owners should not compare the two.

The Underlying Funds offered though this product are selected by the Company based on several criteria, including asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor the Company considers during the initial selection process is whether the Underlying Fund or an affiliate of the Underlying Fund will compensate the Company for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund's investment advisor, or its distributor. Finally, when the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g. a "private label" product), the Company will generally include Underlying Funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from the Company's selection criteria.

Each Underlying Fund is reviewed periodically after having been selected. Upon review, the Company may remove an Underlying Fund or restrict allocation of additional Purchase Payments to an Underlying Fund if the Company determines the Underlying Fund no longer meets one or more of the criteria and/or if the Underlying Fund has not attracted significant contract owner assets.

In addition, if any of the Underlying Funds become unavailable for allocating Purchase Payments, or if we believe that further investment in an Underlying Fund is inappropriate for the purposes of the Contract, we may substitute another funding option. However, we will not make any substitutions without notifying you and obtaining any state and SEC approval, if necessary. From time to time we may make new funding options available.

You will find detailed information about the Underlying Funds and their inherent risks in the current prospectuses for the Underlying Funds. Since each option has varying degrees of risk, please read the prospectuses carefully. There is no assurance that any of the Underlying Funds will meet its investment objectives. Contact your registered representative or call 1-800-842-9406 to request copies of the prospectuses.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, the Company and TDLLC have arrangements with the investment adviser, subadviser, distributor, and/or affiliated companies of most of the Underlying Funds under which the Company and TDLLC receive payments in connection with our provision of administrative, marketing or other support services to the Funds. Proceeds of these payments may be used for any corporate purpose, including payment of expenses that the Company and TDLLC incur in promoting, issuing, distributing and administering the contracts. The Company and its affiliates may profit from these fees.

The payments are generally based on a percentage of the average assets of each Underlying Fund allocated to the Variable Funding Options under the Contract or other contracts offered by the Company. The amount of the fee that an Underlying Fund and its affiliates pay the Company and/or the Company's affiliates is negotiated and varies with each Underlying Fund. Aggregate fees relating to the different Underlying Funds may be as much as

0.60% of the average net assets of an Underlying Fund attributable to the relevant contracts. A portion of these payments may come from revenue derived from the Distribution and/or Service Fees (12b-1 fees) that are paid by an Underlying Fund out its assets as part of its Total Annual Operating Expenses.

The current Underlying Funds are listed below, along with their investment advisers and any subadviser. Your Plan may not offer all of these Funding Options to participants

               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------
Capital Appreciation Fund                 Seeks growth of capital. The Fund           Travelers Asset Management
                                          normally invests in equity securities       International Company LLC ("TAMIC")
                                          of issuers of any size and in any           Subadviser: Janus Capital Corp.
                                          industry.

Templeton Growth Fund, Inc. -- Class A    Seeks long-term capital growth by           Franklin Templeton Investments
(Retail)                                  investing in equity securities of
                                          companies of any nation, including
                                          emerging markets.  Any income realized
                                          will be incidental.

U.S. Government Securities Fund --        Seeks high current liquidity, and Salomon   Brothers Asset Management
Class A+ (Retail)                         security for principal by investing         ("SBAM")
                                          primarily in obligations of or
                                          guaranteed by the U.S. government or
                                          its agencies.

AIM EQUITY FUNDS, INC. (RETAIL)
   AIM Charter Fund -- Class A+           Seeks growth of capital by investing in     AIM Advisors, Inc.
                                          securities of established companies
                                          that have long-term above-average
                                          growth in earnings and growth companies
                                          that the portfolio managers believe
                                          have the potential for above-average
                                          growth in earnings.

   AIM Constellation Fund -- Class A+     Seeks growth of capital by investing in     AIM Advisors, Inc.
                                          stocks of companies likely to benefit
                                          from new or innovative products,
                                          services or processes that have
                                          demonstrated superior earnings growth.

ALLIANCEBERNSTEIN VALUE FUNDS (RETAIL)
   AllianceBernstein Growth and           Seeks to provide income and capital         Alliance Capital
     Income Fund -- Class A+              appreciation. The Fund primarily
                                          invests in dividend-paying common
                                          stocks of good quality. It may also
                                          invest in fixed-income and convertible
                                          securities.

ALLIANCEBERNSTEIN VARIABLE PRODUCT
   SERIES FUND, INC.
   AllianceBernstein Growth and           Seeks reasonable current income and         Alliance Capital Management L.P.
     Income Portfolio -- Class B          appreciation. The Fund normally invests     ("Alliance")
                                          in dividend-paying common stocks
                                          considered to be good quality.

   AllianceBernstein Premier Growth       Seeks growth of capital. The Fund           Alliance Capital Management L.P.
     Portfolio -- Class B                 normally invests in equity securities
                                          of a relatively small number of
                                          intensely researched U.S. companies.

AMERICAN FUNDS INSURANCE SERIES
   Global Growth Fund -- Class 2          Seeks capital appreciation. The Fund        Capital Research and Management
     Shares                               normally invests in common stocks of        Co. ("CRM")
                                          companies located around the world.

   Growth Fund -- Class 2 Shares          Seeks capital appreciation. The Fund        Capital Research and Management Co.
                                          normally invests in common stocks of
                                          companies that appear to offer
                                          superior opportunities for growth of
                                          capital.

   Growth-Income Fund -- Class 2          Seeks capital appreciation and income.      Capital Research and Management Co.
     Shares                               The Fund normally invests in common
                                          stocks or other securities that
                                          demonstrate the potential for
                                          appreciation and/or dividends.

DELAWARE VIP TRUST
   Delaware VIP REIT Series --            Seeks to achieve maximum long term          Delaware Management Company
     Standard Class                       total return with capital appreciation      ("Delaware")
                                          as a secondary objective.  The Fund
                                          normally invests in companies that
                                          manage a portfolio of real estate to
                                          earn profits for shareholders (REITS).


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------
DREYFUS A BONDS PLUS, INC. (RETAIL)
   Dreyfus A Bonds Plus, Inc.+            Seeks to maximize current income to the     The Dreyfus Corporation
                                          extent consistent with the preservation
                                          of capital and the maintenance of
                                          liquidity by investing at least 80% of
                                          its net assets in fixed-income
                                          securities that, when purchased are
                                          rated A or better or are the unrated
                                          equivalent as determined by Dreyfus,
                                          and in securities issued or guaranteed
                                          by the US government or its agencies or
                                          instrumentality's.

DREYFUS VARIABLE INVESTMENT FUND
   Dreyfus Variable Investment Fund       Seeks long term capital growth              The Dreyfus Corporation ("Dreyfus")
     -- Appreciation Portfolio --         consistent with the preservation of         Subadviser: Fayez Sarofim & Co.
     Initial Shares                       capital. Current income is a secondary
                                          objective. The Fund normally invests
                                          in common stocks of established
                                          companies.

   Dreyfus Variable Investment Fund       Seeks to maximize capital appreciation.     The Dreyfus Corporation
     -- Developing Leaders Portfolio      The Fund normally invests in companies
     -- Initial Shares                    with market capitalizations of less
                                          than $2 billion at the time of purchase.

FIDELITY ADVISOR SERIES I (RETAIL)
   Advisor Growth Opportunities Fund      Seeks to provide long-term capital          Fidelity Investments(R)
     -- Class T+                          growth by investing primarily in common
                                          stocks and securities convertible into
                                          common stocks.

FRANKLIN TEMPLETON VARIABLE INSURANCE
   PRODUCTS TRUST
   Franklin Small Cap Fund -- Class 2     Seeks long-term capital growth. The         Franklin Advisers, Inc.
     Shares                               Fund normally invests in small
                                          capitalization companies.

   Mutual Shares Securities Fund --       Seeks capital appreciation. Income is a     Franklin Mutual Advisers, LLC
     Class 2 Shares                       secondary objective. The Fund normally
                                          invests in equity securities of
                                          companies believed to be undervalued.

   Templeton Developing Markets           Seeks long-term capital appreciation.       Templeton Asset Management Ltd.
     Securities Fund -- Class 2 Shares    The Fund normally invests in the
                                          investments of emerging market
                                          countries, primarily equity securities.

   Templeton Foreign Securities Fund      Seeks long-term capital growth. The         Templeton Investment Counsel, LLC
     -- Class 2 Shares                    Fund normally invests in investments,
                                          primarily equity securities, of issuers
                                          located outside of the U.S., including
                                          those in emerging markets.

GREENWICH STREET SERIES FUND
   Appreciation Portfolio                 Seeks long- term appreciation of            Smith Barney Fund Management LLC
                                          capital. The Fund normally invests in
                                          ("SBFM") equity securities of U.S.
                                          companies.

   Diversified Strategic Income           Seeks high current income. The Fund         Smith Barney Fund Management LLC
     Portfolio+                           normally invests in fixed income            Subadviser: Smith Barney Global
                                          securities. Capital Management, Inc.

   Equity Index Portfolio -- Class II     Seeks investment results that, before       TIMCO
     Shares                               expenses, correspond to the price and
                                          yield performance of the S&P 500
                                          Index. The Fund normally invests in
                                          equity securities, or other
                                          investments with similar economic
                                          characteristics that are included in
                                          the S&P 500 Index.


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------
JANUS ASPEN SERIES
   Global Life Sciences Portfolio --      Seeks long-term growth of capital. The      Janus Capital
     Service Shares+                      Fund normally invests in securities of
                                          companies with a life science (e.g.
                                          health, personal care, pharmaceuticals)
                                          orientation.

   Global Technology Portfolio --         Seeks long-term growth of capital. The      Janus Capital
     Service Shares+                      Fund normally invests in securities of
                                          companies that are expected to benefit
                                          from advances or improvements in
                                          technology.

   Growth and Income Portfolio --         Seeks long-term capital growth and          Janus Capital
     Service Shares                       current income. The Fund normally
                                          invests in common stocks selected for
                                          their growth potential and in
                                          securities selected for their income
                                          potential.

   Mid Cap Growth Portfolio --            Seeks capital growth. The Fund normally     Janus Capital Management LLC
     Service Shares                       invests in equity securities of             ("Janus Capital")
                                          mid-sized companies.

   Worldwide Growth Portfolio --          Seeks growth of capital in a manner         Janus Capital
     Service Shares+                      consistent with the preservation of
                                          capital. The Fund normally invests in
                                          the common stocks of companies of any
                                          size throughout the world.

LAZARD RETIREMENT SERIES, INC.
   Lazard Retirement Small Cap            Seeks long-term capital appreciation.       Lazard Asset Management, LLC
     Portfolio                            The Fund normally invests in equity
                                          securities, principally common stocks,
                                          of relatively small U.S. companies that
                                          are believed to be undervalued based on
                                          their earnings, cash flow or asset
                                          values.

LORD ABBETT SERIES FUND, INC.
   Growth and Income Portfolio            Seeks long-term growth of capital and       Lord Abbett & Co.
                                          income without excessive fluctuations
                                          in market value. The Fund normally
                                          invests in equity securities of large,
                                          seasoned, U.S. and multinational
                                          companies believed to be undervalued.

   Mid-Cap Value Portfolio                Seeks capital appreciation. The Fund        Lord Abbett & Co.
                                          normally invests in common stocks of
                                          mid-sized companies believed to be
                                          undervalued.

NEUBERGER BERMAN EQUITY ASSETS
   (RETAIL)
   Guardian Assets+                       Seeks long-term growth of capital;          Neuberger Berman Management Inc.
                                          current income is a secondary goal by
                                          investing mainly in common stocks of
                                          large-capitalization companies.
                                          Because the managers tend to find that
                                          undervalued stocks may be more common
                                          in certain sectors of the economy at a
                                          given time, the fund may emphasize
                                          those sectors.

   Partners Assets+                       Seeks growth of capital by investing        Neuberger Berman Management Inc.
                                          mainly in common stocks of mid- to
                                          large capitalization companies. The
                                          fund seeks to reduce risk by
                                          diversifying among many companies and
                                          industries.

OPPENHEIMER VARIABLE ACCOUNT FUNDS
   Oppenheimer Main Street Fund/VA --     Seeks high total return. The Fund           OppenheimerFunds, Inc.
     Service Shares                       normally invests in common stocks of
                                          U.S. companies and it may invest in
                                          debt securities, as well.

PBHG FUNDS (RETAIL)
   PBHG Growth Fund -- Advisor Class+     The fund seek capital appreciation by       Pilgrim Baxter & Associates, Ltd.
                                          investing in at least 65% of its total
                                          assets in common stock in common stock
                                          of small and medium-sized growth
                                          companies.


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
   Total Return Portfolio --              Seeks maximum total return, consistent      Pacific Investment Management
     Administrative Class                 with preservation of capital and            Company LLC
                                          prudent investment management. The Fund
                                          normally invests in intermediate
                                          maturity fixed income securities.

PUTNAM VARIABLE TRUST
   Putnam VT International Equity         Seeks capital appreciation. The Fund        Putnam Investment Management
     Fund -- Class IB Shares+             normally invests in common stocks of        ("Putnam")
                                          companies outside the U S.

   Putnam VT Small Cap Value Fund --      Seeks capital appreciation. The Fund        Putnam Investment Management
     Class IB Shares                      normally invests in the common stocks
                                          of small U.S. companies believed to be
                                          undervalued in the market.

SALOMON BROTHERS VARIABLE SERIES
   FUNDS INC.
   All Cap Fund -- Class I                Seeks capital appreciation. The Fund        Salomon Brothers Asset Management
                                          normally invests in common stocks and       ("SaBAM")
                                          their equivalents of companies believed
                                          to be undervalued in the marketplace.

   High Yield Bond Fund -- Class I        Seeks total return consistent with the      SaBAM
                                          preservation of capital. The Fund
                                          normally invests in high yield
                                          fixed-income securities issued by U.S.
                                          and foreign corporations and foreign
                                          governments.  These securities are
                                          below investment grade.

   Investors Fund -- Class I              Seeks long term growth of capital.          SaBAM
                                          Secondarily seeks current income. The
                                          Fund normally invests in common stocks
                                          of established companies.

   Total Return Fund -- Class I           Seeks above average income (compared to     SaBAM
                                          a portfolio invested entirely in equity
                                          securities). Secondarily seeks growth
                                          of capital and income.  The Fund
                                          normally invests in a broad range of
                                          equity and fixed-income securities of
                                          U.S. and foreign issuers.

SMITH BARNEY EQUITY FUNDS (RETAIL)
   Smith Barney Social Awareness Fund     Seeks high risk-adjusted total return       SBAM
     -- Class A+                          by investing in undervalued stocks with
                                          above-average appreciation potential
                                          and investment grade fixed income
                                          securities. The manager attempts to
                                          identify financially sound companies
                                          that make a positive contribution to
                                          society through their products and
                                          services or through the way they do
                                          business.

SMITH BARNEY INVESTMENT FUNDS INC.
   (RETAIL)
   Investment Grade Bond Fund --          Seeks a high level of current income        SBAM
     Class A                              and preservation of capital by
                                          investing primarily in "investment
                                          grade" fixed income securities that
                                          are diversified across a range of
                                          issues, industries and maturity dates.

SMITH BARNEY INVESTMENT TRUST (RETAIL)
   Smith Barney S&P 500 Index Fund --     Seeks investment results, before fees       SBAM
     Smith Barney S&P 500 Index Shares+   and expenses, that correspond to the
                                          price and yield performance of the
                                          Standard & Poor's 500 Composite Stock
                                          Price Index ("S&P 500 Index") by
                                          investing in substantially all of the
                                          common stocks that make up the S&P 500
                                          Index, a market-value weighted index
                                          comprised of 500 widely held common
                                          stocks


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------
THE DREYFUS/LAUREL FUNDS, INC.
   (RETAIL)
   Dreyfus Disciplined Stock Fund+        Seeks investment returns (consisting of     The Dreyfus Corporation
                                          capital appreciation and income) that
                                          are consistently superior to the
                                          Standard & Poor's 500 Composite Stock
                                          Price Index (S&P 500) by investing at
                                          least 65% of total assets in a blended
                                          portfolio of growth and value stocks
                                          chosen through a disciplined investment
                                          process that combines computer modeling
                                          techniques, fundamental analysis and
                                          risk management.   Consistency of
                                          returns and stability of the fund's
                                          share price compared to the S&P 500 are
                                          primary goals of the process.

THE TRAVELERS SERIES TRUST
   Convertible Securities Portfolio       Seeks current income and capital            Travelers Asset Management
                                          appreciation. The Fund normally invests     International Company LLC ("TAMIC")
                                          in convertible securities.

   Disciplined Mid Cap Stock Portfolio    Seeks growth of capital. The Fund           TAMIC
                                          normally invests in the equity              Subadviser: Travelers Investment
                                          securities of companies with mid-size       Management Company ("TIMCO")
                                          market capitalizations.

   Equity Income Portfolio                Seeks reasonable income. The Fund           TAMIC
                                          normally invests in equity securities       Subadviser: Fidelity Management &
                                          with a focus on income producing            Research Company ("FMR")
                                          equities.

   Federated High Yield Portfolio         Seeks high current income. The Fund         TAMIC
                                          normally invests in below                   Subadviser: Federated Investment
                                          investment-grade bonds and debt             Management Company ("Federated")
                                          securities.

   Large Cap Portfolio                    Seeks long term growth of capital. The
                                          TAMIC Fund normally invests in the
                                          securities Subadviser: FMR of
                                          companies with large market
                                          capitalizations.

   Lazard International Stock             Seeks capital appreciation. The Fund        TAMIC
     Portfolio                            normally invests in equity securities       Subadviser: Lazard Asset Management
                                          of non-U.S. domiciled companies located
                                          in developed markets.

   Merrill Lynch Large Cap Core           Seeks long-term capital growth. The         TAMIC
     Portfolio                            Fund normally invests in a diversified      Subadviser: Merrill Lynch
                                          portfolio of equity securities of large     Investment Managers, L.P. ("MLIM")
                                          cap companies located in the United
                                          States.

   MFS Emerging Growth Portfolio          Seeks long term growth of capital. The
                                          TAMIC Fund normally invests in common
                                          stock Subadviser: Massachusetts and
                                          related securities of emerging
                                          Financial Services ("MFS") growth
                                          companies.

   MFS Mid Cap Growth Portfolio           Seeks long term growth of capital. The      TAMIC
                                          Fund normally invests in equity             Subadviser: MFS
                                          securities of companies with medium
                                          market capitalization that are believed
                                          to have above average growth potential.

   MFS Value Portfolio                    Seeks capital appreciation and              TAMIC
                                          reasonable income. The Fund normally        Subadviser: MFS
                                          invests in income producing equity
                                          securities of companies believed to be
                                          undervalued in the market.

   Pioneer Fund Portfolio                 Seeks reasonable income and capital         TAMIC
                                          growth. The Fund normally invests in
                                          Subadviser: Pioneer Investment equity
                                          securities that are carefully
                                          Management Inc. selected, reasonably
                                          priced securities.

   Social Awareness Stock Portfolio       Seeks long term capital appreciation
                                          Smith Barney Fund Management LLC and
                                          retention of net investment income.
                                          ("SBFM") The Fund normally invests in
                                          equity securities. The Fund seeks
                                          companies that meet certain investment
                                          criteria and social criteria.

   Travelers Quality Bond Portfolio       Seeks current income and total return
                                          TAMIC with moderate capital
                                          volatility. The Fund normally invests
                                          in investment-grade bonds and debt
                                          securities.

   U.S. Government Securities             Seeks current income, total return and      TAMIC
     Portfolio                            high credit quality. The Fund normally
                                          invests in securities issued or
                                          guaranteed by the U.S. Government, its
                                          agencies or instrumentalities.


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------
TRAVELERS SERIES FUND INC.
   AIM Capital Appreciation Portfolio     Seeks capital appreciation. The Fund        Travelers Investment Adviser Inc.
                                          normally invests in common stocks of        ("TIA")
                                          companies that are likely to benefit        Subadviser:  AIM Capital
                                          from new products, services or              Management Inc.
                                          processes or have experienced
                                          above-average earnings growth.

   MFS Total Return Portfolio             Seeks above average income consistent       TIA
                                          with the prudent employment of capital.     Subadviser: MFS
                                          Secondarily, seeks growth of capital
                                          and income. The Fund normally invests
                                          in a broad range of equity and
                                          fixed-income securities of both U.S.
                                          and foreign issuers.

   Pioneer Strategic Income Portfolio     Seeks high current income consistent        TIA
                                          with preservation of capital. The Fund      Subadviser: Pioneer Investment
                                          normally invests in debt securities of      Management Inc.
                                          U.S. and foreign governments and
                                          corporations.

   SB Adjustable Rate Income              Seeks high current income and to limit      Smith Barney Fund Management LLC
     Portfolio Smith Barney Class         the degree of fluctuation of its net
                                          asset value resulting from movements
                                          in interest rates. The Fund normally
                                          invests in adjustable rate securities.

   Smith Barney Aggressive Growth         Seeks long-term capital appreciation.       SBFM
     Portfolio                            The Fund normally invests in common
                                          stocks of companies that are
                                          experiencing, or are expected to
                                          experience, growth in earnings.

   Smith Barney Large Capitalization      Seeks long term growth of capital. The      SBFM
     Growth Portfolio                     Fund normally invests in equities, or
                                          similar securities, of companies with
                                          large market capitalizations.

   Smith Barney Money Market Portfolio    Seeks to maximize current income SBFM
                                          consistent with preservation of
                                          capital. The Fund seeks to maintain a
                                          stable $1 share price. The Fund
                                          normally invests in high quality U.S.
                                          short-term debt securities.

   Strategic Equity Portfolio             Seeks capital appreciation. The Fund        TIA
                                          normally invests in the equity              Subadviser: Fidelity Management &
                                          securities, primarily in common stocks      Research Company ("FMR")
                                          of domestic issuers, and is not
                                          constrained to any particular
                                          investment style.

VAN KAMPEN LIFE INVESTMENT TRUST
   Comstock Portfolio Class II Shares     Seeks capital growth and income. The        Van Kampen Asset Management Inc.
                                          Fund normally invests in common and         ("Van Kampen")
                                          preferred stocks, and convertible
                                          securities, of well established
                                          undervalued companies.

   Emerging Growth Portfolio Class II     Seeks capital appreciation. The Fund        Van Kampen Asset Management Inc.
     Shares                               normally invests in common stocks of        ("Van Kampen")
                                          companies that the manager believes
                                          are experiencing or will experience
                                          growth in earnings and/or cash flow
                                          that exceeds the average rate of
                                          earnings growth of the companies that
                                          comprise the S&P 500. The Fund may
                                          invest in the securities of large,
                                          well-known companies, but a
                                          significant portion of Fund assets may
                                          also be invested in small to medium
                                          sized companies.

   Enterprise Portfolio Class II          Seeks capital appreciation. The Fund        Van Kampen Asset Management Inc.
     Shares+                              normally invests in common stocks of        ("Van Kampen")
                                          companies believed to have
                                          above-average potential for capital
                                          appreciation.
VARIABLE ANNUITY PORTFOLIOS
   Smith Barney Small Cap Growth          Seeks long term capital growth. The         Citi Fund Management, Inc.
     Opportunities Portfolio              Fund normally invests in equity
                                          securities of small cap companies and
                                          related investments.


               FUNDING                                   INVESTMENT                               INVESTMENT
                OPTION                                   OBJECTIVE                            ADVISER/SUBADVISER
--------------------------------------------------------------------------------------------------------------------------
VARIABLE INSURANCE PRODUCTS FUND II
   Contrafund(R) Portfolio -- Service     Seeks long term capital appreciation.       Fidelity Management & Research
     Class 2                              The Fund normally invests in common         Company ("FMR")
                                          stocks of companies whose value may not
                                          be fully recognized by the public.

VARIABLE INSURANCE PRODUCTS FUND III
   Dynamic Capital Appreciation           Seeks capital appreciation. The Fund        Fidelity Management & Research
     Portfolio -- Service Class 2+        normally invests in growth and/or value     Company ("FMR")
                                          common stocks of domestic and foreign
                                          issuers.

   Mid Cap Portfolio -- Service           Seeks long term growth of capital. The      Fidelity Management & Research
     Class 2                              Fund normally invests in common stocks      Company ("FMR")
                                          of companies with medium market
                                          capitalizations.

--------------
+    Closed to new investors.

                    CHARGES AND DEDUCTIONS UNDER THE CONTRACT

                                     GENERAL

We deduct the charges described below. The charges are for the service and benefits we provide, costs and expenses we incur, and risks we assume under the Contracts. Services and benefits we provide include:

           o the ability for you to make withdrawals and surrenders under the Contracts;

           o    the death benefit paid on the death of a Participant;

           o the available Funding Options and related programs (including, automatic rebalancing and systematic withdrawal programs);

           o administration of the annuity options available under the Contracts; and

           o    the distribution of various reports to Contract Owners.

Costs and expenses we incur include:

           o losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

           o sales and marketing expenses including commission payments to your sales agent; and

           o    other costs of doing business.

Risks we assume include:

           o that Annuitants may live longer than estimated when the annuity factors under the Contracts were established;

           o that the amount of the Death Benefit will be greater than the contract value; and

           o that the costs of providing the services and benefits under the Contracts will exceed the charges deducted.

We may also deduct a charge for premium taxes.

Unless otherwise specified, charges are deducted proportionately from all Funding Options in which you are invested.

We may reduce or eliminate the surrender charge, the administrative charges and/or the daily asset (mortality and expense risk) charge under the Contract when certain sales or administration of the Contract result in savings or reduced expenses and/or risks. For certain trusts, we may change the order in which Purchase Payments and earnings are withdrawn in order to determine the surrender charge. We will not reduce or eliminate any charge where such reduction or elimination would be unfairly discriminatory to any person.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. For example, the withdrawal charge we collect may not fully cover all of the sales and distribution expenses we actually incur. We may also profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

Contracts purchased prior to March XX, 2005 may be subject to fees and charges that differ from those described herein based on a competitive bidding process, which may have included negotiation of fees and charges based on factors such as, but not limited to: the total number of Plan participants, the aggregate of all Plan participant account values, present or anticipated levels of Purchase Payments, distributions, transfers, administrative expenses, and distribution expenses (including commissions payable to the selling broker-dealer).

                                   SALES LOADS

Purchase Payments made under the Contract are not subject to a front-end sales load. However, upon redemption, the Company will charge either a surrender charge or a contingent deferred sales charge, as negotiated. The maximum contingent deferred sales charge is 5.5% of each Purchase Payment for a period of five years from the date the Purchase Payment was made. After five years from the date a Purchase Payment is made, the contingent deferred sales charge no longer applies to that Purchase Payment. The contingent deferred sales charge applies to each Purchase Payment you make.

For the contingent deferred sales charge, surrenders will be deemed taken from Purchase Payments in the order they were received by us and then on any earnings.

The maximum surrender charge is 5% on the total amount withdrawn. For Contracts issued on or after March XX, 2005, the surrender charge applicable to your Contract will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company, and the length of time the Contract has been in force. If the expected level of aggregate Contract assets is less than $999,999.99, the surrender charge declines to zero after the end of the 5th Contract Year. The charge is as follows:

                         CONTRACT YEAR                       SURRENDER CHARGE
      --------------------------------------------------------------------------
         GREATER THAN OR EQUAL TO        BUT LESS THAN
                  0 years                   1 years                  5%
                  1 years                   2 years                  4%
                  2 years                   3 years                  3%
                  3 years                   4 years                  2%
                  4 years                   5 years                  1%
                 5+ years                                            0%

If the expected level of aggregate Contract assets during the first Contract Year is greater than or equal to $1,000,000, there will be no surrender charge.

For Contracts issued before March XX, 2005, the surrender charge declines to zero after the eighth Contract Year. The surrender charge schedule for these Contracts is:


                         CONTRACT YEAR                       SURRENDER CHARGE
      --------------------------------------------------------------------------
         GREATER THAN OR EQUAL TO        BUT LESS THAN
                  0 years                    2 years                 5%
                  2 years                    4 years                 4%
                  4 years                    6 years                 3%
                  6 years                    8 years                 2%
                  8+ years                                           0%

The contingent deferred sales or surrender charges can be changed if the Company anticipates it will incur decreased sales-related expenses due to the nature of the Plan to which the Contract is issued or the involvement of a TPA. When considering a change in the contingent deferred sales or surrender charges, the Company will take into account:

       o the size of plan assets and the expected amount of annual contributions, and

       o the expected level of agent, TPA or Company involvement during the establishment and maintenance of the Contract, including the amount of enrollment activity required, and the amount of service required by the Contract Owner in support of the Plan, and

       o the expected level of commission the Company may pay to the agent for distribution expenses, and

       o any other relevant factors that the Company anticipates will increase or decrease the sales-related expenses associated with the sale of the Contract in connection with the Plan.

The sales or surrender charge will not be assessed for withdrawals made under the following circumstances:


   o       retirement (as defined by the terms of your      o   disability as defined in Code section 72(m)(7)
           Plan and consistent with IRS rules)
   o       separation from service/severance from           o   minimum required distributions (generally at age
           employment                                           70 1/2)
   o       loans (if available in your Plan)                o   return of Excess Plan Contributions
   o       Hardship (as defined by the Code)                o   transfers to an employer stock fund
   o       Death                                            o   certain Plan expenses as mutually agreed upon
   o       annuitization under this Contract or
           another contract issued by us (if the
           option elected provides payments based on
           life expectancy or a fixed term payment
           of at least five years)

                               DAILY ASSET CHARGE

This charge is also known as the mortality and expense risk (M&E) charge and is deducted on each Valuation Date from amounts held in the Separate Account. The charge will vary based on the expected aggregate Contract assets during the first Contract year, as determined by the Company. This charge is equivalent, on an annual basis, to a maximum of 1.50% (1.30% for unallocated Contracts in Florida) of the amounts allocated to each Funding Option. The daily asset charge applicable to your Contract will depend on the expected level of aggregate Contract assets during the first Contract Year, as determined by the Company. Below are the other variations of the charge based on different levels of expected aggregate Contract assets:

       AGGREGATE CONTRACT ASSETS                         DAILY ASSET CHARGE
       -------------------------                         ------------------
$0 - $249,999.99                                                1.50%
$250,000 - $999,999.99                                          1.30%
$1,000,000 - $2,999,999.99                                      1.05%
$3,000,000 and over                                             0.80%

The mortality risk portion compensates the Company for guaranteeing to provide Annuity payments according to the terms of the Contract regardless of how long the Annuitant lives and for providing the death benefit if a Participant dies prior to the Annuity Commencement Date. The expense risk portion of the daily asset charge compensates the Company for the risk that the charges under the Contract, which cannot be increased during the duration of the Contract, will be insufficient to cover actual costs. Actual costs and expenses we incur include:

     o losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Contracts;

     o    sales, commission and marketing expenses, and

     o    other costs of doing business.

We may, under some circumstances, agree to change the daily asset charge for a Plan from the charge level that would otherwise apply based on the aggregate Contract assets based on factors such as annual contributions, the number of employees, demographics of Plan Participants (which may reduce mortality and expenses of the Plan), and any other factors that the Company considers relevant.

Although variable Annuity payments made under the Contracts will vary in accordance with the investment performance of each Funding Option's investment portfolio, payments will not be affected by: (a) the Company's actual mortality experience among Annuitants after retirement, or (b) the Company's actual expenses, if greater than the deductions provided for in the Contracts because of the expense and mortality undertakings by the Company.

                        VARIABLE LIQUIDITY BENEFIT CHARGE

If the Variable Liquidity Benefit is selected, there is a maximum charge of 5% of the amounts withdrawn. This charge is not assessed during the accumulation phase.

For Contracts issued on or after March XX, 2005, We will assess the charge as a percentage of the total benefit received as follows:

                      CONTRACT YEAR                         WITHDRAWAL CHARGE
      --------------------------------------------------------------------------
         GREATER THAN OR EQUAL TO       BUT LESS THAN
                 0 years                   1 years                  5%
                 1 years                   2 years                  4%
                 2 years                   3 years                  3%
                 3 years                   4 years                  2%
                 4 years                   5 years                  1%
                 5+ years                                           0%


For Contracts issued before March XX, 2005, We will assess the charge as a percentage of the total benefit received as follows:

                      CONTRACT YEAR                         WITHDRAWAL CHARGE
      --------------------------------------------------------------------------
         GREATER THAN OR EQUAL TO       BUT LESS THAN
                 0 years                   2 years                  5%
                 2 years                   4 years                  4%
                 4 years                   6 years                  3%
                 6 years                   8 years                  2%
                 8+ years                                           0%

Please refer to Payment Options for a description of this benefit.

                             FUNDING OPTION CHARGES

There are certain deductions from and expenses paid out of the assets of each Funding Option. These are described in the applicable prospectus for each Funding Option. Underlying Funding Option expenses are not fixed or guaranteed and are subject to change by the Fund.

We receive payments from some of the Funding Options or their affiliates for providing administrative or other services for a Funding Option. These payments vary in amount and currently we receive payments, which may include distribution and/or service fees (12b-1 fees), at an annual rate of up to 0.75% of the average net amount invested in a Funding Option on behalf of Travelers Life & Annuity Separate Accounts. These payments by the Funding Options are included in the deductions and expenses paid out of the assets of each Funding Option and are not a separate charge to you.

                        SEMI-ANNUAL ADMINISTRATIVE CHARGE

A semi-annual administrative charge of up to $15 may be deducted from the value of each Participant's Individual Account for administrative expenses. The fee only applies to allocated Contracts and is assessed only during the Accumulation Period.

The semiannual administrative contract fee cannot be increased. The charge is set at a level that does not exceed the average expected cost of the administrative services to be provided while the Contract is in force. In determining the level of the fee, we consider certain factors including, but not limited to, the following:

       o The size and characteristics of the Contract and the group to which it is issued including: the annual amount of Purchase Payments per Participant, the expected turnover of employees, whether the Contract Owner will remit Purchase Payment allocations electronically, and any other factors pertaining to the characteristics of the group or the Plan which may enable the Company to reduce the expense of administration.

       o Determination of the Company's anticipated expenses in administering the Contract, such as: billing for Purchase Payments, producing periodic reports, providing for the direct payment of Contract charges rather than having them deducted from Contract values, and any other factors pertaining to the level and expense of administrative services which will be provided under the Contract.

       o   TPA and/or agent involvement.

                               INSTALLATION CHARGE

An installation charge of $1,000 may be applied to plans with an average balance per participant of less than $5,000.

                                   PREMIUM TAX

Certain state and local governments charge premium taxes ranging from 0% to 5%, depending upon jurisdiction. We are responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. We will deduct any applicable premium taxes from your Contract value either upon death, surrender, annuitization, or at the time you make Purchase Payments to the Contract, but no earlier than when we have a tax liability under state law.

                  CHANGES IN TAXES BASED UPON PREMIUM OR VALUE

If there is any change in a law assessing taxes against the Company based upon premiums, contract gains or value of the Contract, we reserve the right to charge you proportionately for this tax.

                             ASSET ALLOCATION ADVICE

If you are a participant in the MAPP Program, there is an additional fee. Please see the section "Asset Allocation Services" in this prospectus.

                           TPA ADMINISTRATIVE CHARGES

We may be directed by the Contract Owner to deduct charges from Purchase Payments or cash values for payment to the Contract Owner and/or the TPA for Plan-related expenses. These charges are not levied by the Contract. Such charges may include maintenance fees and transaction fees.


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

                                    TRANSFERS

                 TRANSFERS OF CASH VALUE BETWEEN FUNDING OPTIONS

Subject to the limitations described below, you may transfer all or part of your Contract Value between Variable Funding Options at any time up to 30 days before the Maturity Date. After the Maturity Date, you may make transfers only if allowed by your Contract or with our consent. Transfer requests received at our Home Office that are in good order before the close of the New York Stock Exchange (NYSE) will be processed according to the value(s) next computed following the close of business. Transfer requests received on a non-business day or after the close of the NYSE will be processed based on the value(s) next computed on the next business day.

Cash Values may generally be transferred from the Funding Option(s) to the Fixed Account at any time. No transfers will be allowed between the Fixed Account and any Competing Fund. Cash Values previously transferred from the Fixed Account to a non-competing Funding Options may not be transferred back to the Fixed Account or any Competing Fund for a period of at least three months from the date of transfer. We reserve the right to limit the number of transfers and percentage of Cash Value to be transferred from the Fixed Account to the Funding Options and to Contracts not issued by us. The minimum limitation on the number of transfers would be one in any six-month period. Where permitted by state law, we reserve the right to restrict transfers from the Funding Options to the Fixed Account whenever the credited interest rate on the Fixed Account is equal to the minimum guaranteed interest rate specified under the Contract. Refer to the Fixed Account prospectus for more information regarding transfers to and from the Fixed Account.

Currently, there are no charges for transfers; however, we reserve the right to charge a fee for any transfer request which exceeds twelve per year. Since each Underlying Fund may have different overall expenses, a transfer of Contract Values from one Variable Funding Option to another could result in your investment becoming subject to higher or lower expenses. Also, when making transfers, you should consider the inherent risks associated with the Variable Funding Options to which your Contract Value is allocated.

                         MARKET TIMING/EXCESSIVE TRADING

THE CONTRACT IS INTENDED FOR USE AS A LONG-TERM INVESTMENT VEHICLE AND IS NOT DESIGNED TO SERVE AS A VEHICLE FOR EXCESSIVE TRADING OR MARKET TIMING IN AN ATTEMPT TO TAKE ADVANTAGE OF SHORT-TERM FLUCTUATIONS IN THE STOCK MARKET. EXCESSIVE TRADING IS DISRUPTIVE TO THE MANAGEMENT OF AN UNDERLYING FUND AND INCREASES OVERALL COSTS TO ALL INVESTORS IN THE UNDERLYING FUND. If, in our sole discretion, we determine you are engaging in excessive trading activity, trading activity that we believe is indicative of market timing, or any similar trading activity which will potentially hurt the rights or interests of other Contract Owners, we will exercise our contractual right to restrict your number of transfers to one every six months. We will notify you in writing if we choose to exercise our contractual right to restrict your transfers.

In determining whether we believe you are engaged in excessive trading or market timing activity, we will consider, among other things, the following factors:

                    o    the dollar amount you request to transfer;

                    o the number of transfers you made within the previous three months;

                    o whether your transfers follow a pattern designed to take advantage of short term market fluctuations; and

                    o whether your transfers are part of a group of transfers made by a third party on behalf of several individual Contract Owners.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program, or, if applicable, any asset allocation program described in this prospectus are not treated as a transfer when we evaluate trading patterns for market timing or excessive trading.

In addition to the above, we also reserve the right to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

                    o reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one owner, or

                    o reject the transfer or exchange instructions of individual owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one owner.

We will notify you in writing before we restrict your right to request transfers through such market timing firm or other third party.

The policy of the Company is to seek to apply its anti-market timing and excessive trading procedures uniformly. These procedures, however, may not be able to prevent all excessive trading and market timing activity from occurring. For example:

     o Some of the Underlying Funds are available as investments for variable insurance contracts offered by other insurance companies. These other insurance companies may have different procedures to prevent excessive trading and market timing activity or may not have any such procedures because of contractual limitations.

     o The Company issues Contracts to qualified retirement plans that request financial transactions with the Company on an omnibus basis on behalf of all plan participants. These plans generally employ a record-keeper to maintain records of participant financial activity. Because the Company does not have the records to monitor the trading activity of the individual participants, the Company may not be able to identify plan participants who may be engaging in excessive trading or market timing activity and/or may not be able to apply its contractual trade restrictions to such participants.

     o There may be other circumstances where the Company does not identify trading activity as market timing or excessive trading or take action to restrict trading activity that does not qualify as excessive trading or market timing activity under our current anti-market timing procedures.

Excessive trading and market timing activity increases the overall transaction costs of an Underlying Fund, which may serve to decrease the Underlying Fund's performance. Further, excessive trading and market timing activity may disrupt the management of a Underlying Fund because of the portfolio's advisor must react to frequent requests to purchase and redeem investments.

FUTURE MODIFICATIONS. We will continue to monitor the transfer activity occurring among the Variable Funding Options, and may modify these transfer restrictions at any time if we deem it necessary to protect the interest of all Contract Owners. These modifications may include curtailing or eliminating, without notice, the ability to use the Internet, facsimile or telephone in making transfers.

                        DOLLAR COST AVERAGING (TRANSFERS)

Dollar cost averaging or the pre-authorized transfer program (the "DCA Program") allows the Contract Owner or Participant to transfer a set dollar amount to other funding options on a monthly or quarterly basis during the accumulation phase of the Contract. Using this method, you will purchase more Accumulation Units in a funding option if the value per unit is low and will purchase fewer Accumulation Units if the value per unit is high. Therefore, you may achieve a lower-than-average cost per unit in the long run if you have the financial ability to continue the program over a long enough period of time. Dollar cost averaging does not assure a profit or protect against a loss.

You may elect the DCA Program through Written Request or other method acceptable to us. You must have a minimum total Contract Value of $5,000 to enroll in the DCA Program. The minimum amount that may be transferred through this program is $400.

You may establish pre-authorized transfers of Contract Values from the Fixed Account, subject to certain restrictions. Under the DCA Program, automated transfers from the Fixed Account may not deplete your Fixed Account Value in less than twelve months from your enrollment in the DCA Program.

You may start or stop participation in the DCA Program at any time, but you must give the Company at least 30 days' notice to change any automated transfer instructions that are currently in place. You may only have one DCA Program in place at one time.

All provisions and terms of the Contract apply to the DCA Program, including provisions relating to the transfer of money between funding options. Transfers made under the DCA Program will be counted for purposes of determining whether you have reached the 20% limit on the amount that may be transferred out of the Fixed Account in any one year. However, we will allow you to transfer more than 20% out of the Fixed Account if the transfers are pre-authorized transfers made through the DCA Program. Transfers made under the DCA Program will not be counted for purposes of restrictions we may impose on the number of transfers permitted under the Contract. We reserve the right to suspend or modify transfer privileges at any time and to assess a processing fee for this service. If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.



          TRANSFERS FROM FUNDING OPTIONS TO CONTRACTS NOT ISSUED BY US

You may transfer all or any part of Your Contract's Cash Surrender Value, subject to the restrictions of the Fixed Account, if applicable, from any Funding Option to any contract not issued by us. Such transfers may be subject to a sales or surrender charge, as described in the Contract. If authorized by the Contract Owner, a Participant may transfer all or any part of the Cash Surrender Value from one Funding Option to any contract not issued by us, subject to the restrictions of the Fixed Account, if applicable.

                TRANSFERS TO OR FROM OTHER CONTRACTS ISSUED BY US

Under specific conditions, we may allow you to transfer to this Contract the Contract value of other group annuity contracts we have issued to you or to transfer amounts from this Contract to another Contract issued by us without applying a sales or surrender charge to the funds being transferred. Once the transfer is complete and we have established an account for you at your direction, a new sales or surrender charge may apply, as described in the new Contract.

                    TRANSFERS FROM CONTRACTS NOT ISSUED BY US

Under specific conditions, when authorized by the state insurance department, we may credit a Plan up to 4% of the amount transferred to us from another investment vehicle as reimbursement to the Plan for any exit penalty assessed by the other investment vehicle provider. We will recover this credit through reduced compensation paid to the servicing agent or broker.

                            ASSET ALLOCATION SERVICES

GENERAL

Asset allocation is a method of investment diversification that allocates assets among asset classes with the goal of managing investment risk and potentially enhancing returns over the long term. An asset class refers to a category of investments having similar characteristics, such as stocks/equities, bonds/ fixed income, and cash equivalents. There are often further divisions among wider asset classes, for example, classes representing company size (large cap, mid cap, and small cap), and classes representing foreign and U.S. investments.

Asset allocation strategies reflect the theory that diversification among asset classes can help reduce volatility over the long term. THERE IS NO ASSURANCE THAT INVESTMENT RETURNS WILL BE BETTER THROUGH PARTICIPATION IN AN ASSET ALLOCATION PROGRAM -- INVESTMENTS MAY STILL LOSE MONEY AND EXPERIENCE VOLATILITY.

THE ASSET ALLOCATION PROGRAM DESCRIBED BELOW IS NOT A PART OF THE CONTRACT ISSUED BY THE COMPANY. THE COMPANY IS NOT REGISTERED AS AN INVESTMENT ADVISER, AND IS NOT OFFERING INVESTMENT ADVICE IN MAKING AVAILABLE THE ASSET ALLOCATION PROGRAM.

MANAGED ADVISORY PORTFOLIO PROGRAM

An affiliate of the Company, Tower Square Securities Inc. ("Tower Square"), offers an asset allocation program to participants of qualified retirement plans who own the Contract individually or are participants in a group Contract owned by the plan (collectively, "participants"). The program, called Managed Advisory Portfolio Program (the "program"), is available for an additional asset-based fee that is payable by the participant to Tower

Square for offering the program. These payments are in addition to any compensation payable by the Company to Tower Square for selling the Contract. When a participant elects the program ("program participant"), he or she must enter into an investment advisory agreement with Tower Square. Tower Square may not offer the program to all purchasers of the Contract.

THE FOLLOWING IS A GENERAL DESCRIPTION OF THE MANAGED ADVISORY PORTFOLIO PROGRAM -- A COMPLETE DESCRIPTION IS AVAILABLE IN THE DISCLOSURE STATEMENT FOR THE PROGRAM. NOTE: THERE ARE LIMITATIONS ON THE INVESTMENT ADVISORY ACTIVITIES THAT TOWER SQUARE'S REPRESENTATIVES CAN PERFORM FOR PROGRAM PARTICIPANTS. PLEASE REFER TO THE DISCLOSURE STATEMENT AND OTHER DOCUMENTS THAT TOWER SQUARE IS REQUIRED TO PROVIDE TO YOU.

Except as described below, a program participant must allocate his or her Contract Value according to one of six model portfolios developed by Standard & Poor's Investment Advisory Services LLC ("Standard & Poor's"), an investment adviser that Tower Square engaged to create the program. When electing the program, a program participant must complete a standardized questionnaire. Based on the results of the questionnaire, one of the six model portfolios is matched to the program participant based on his or her risk tolerance and investment time horizon. The program participant selects from the six model portfolios, and may select a model portfolio that is different than the recommended model portfolio.

Each model portfolio has different allocation percentages within each asset class, and is intended for a specific type of investor, from highly aggressive to very conservative. Each model portfolio identifies one or more Variable Funding Options offered under the Contract that correspond to each asset class within the model portfolio. A program participant will have his or her Contract Value allocated among the Variable Funding Options according to the applicable asset class weightings within the model portfolio elected. A program participant may also choose to create his or her own portfolio by changing the allocation percentages within an asset class or by electing different Variable Funding Options than those that are recommended in a model portfolio ("customized portfolio"). Tower Square's representatives cannot provide investment advice related to the creation of a customized portfolio. Furthermore, a program participant who chooses to create a customized portfolio will not receive a periodic review and changes to his or her portfolio as would be provided by Standard & Poor's for the model portfolios, as described below.

At least annually, Standard & Poor's reviews the model portfolios and may make appropriate changes to the allocation percentages within the asset classes of the model portfolios and the recommended Variable Funding Options. If, as a result of such review, a change is made to a model portfolio, Tower Square will notify program participants in advance of the change, and the participant will have the opportunity to reject the change.

Standard & Poor's will not periodically review customized portfolios chosen by program participants; however, those participants will receive written materials from Tower Square about the changes being made to the model portfolios, and will be eligible to elect a model portfolio at any time.

At any time, a program participant can request a change to his or her model portfolio or the allocation of his or her Contract Value amongst the Variable Funding Options, or can elect to terminate the program. Tower Square representatives will make reasonable efforts to contact program participants at least annually to discuss any adjustments to the models and to determine whether the participant's investment objectives have changed. In addition, program participants will receive a quarterly performance report from the Company that provides information about the Variable Funding Options.

A program participant can elect to have his or her Contract Value "rebalanced" on a monthly, quarterly, semiannual, or annual basis, to maintain the asset allocation percentages originally selected according to the model portfolio or a customized portfolio.

A program participant who chooses a model portfolio must allocate 100% of his or her Contract value to the Variable Funding Options under the model portfolio they have chosen. A program participant who chooses to create a customized portfolio may select any Variable Funding Options offered under the Contract, and may also utilize the Fixed Account under the Contract (if available).

PROGRAM FEES -- DEDUCTIONS FROM CONTRACT VALUE

Tower Square charges an annual asset-based fee to participate in the program as a percentage of the participant's Contract Value, as described in the table below.


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

     ---------------------------------------------------------------------------
     CONTRACT VALUE                                       MAXIMUM ANNUAL FEE
     EQUAL TO OR GREATER                                  FOR MANAGED ADVISORY
     THAN                        BUT LESS THAN            PORTFOLIO PROGRAM(6)
     --------------------------- ------------------------ ----------------------
     $0                          $25,000                  0.80%
     --------------------------- ------------------------ ----------------------
     $25,000                     $50,000                  0.65%
     --------------------------- ------------------------ ----------------------
     $50,000                     $100,000                 0.35%
     --------------------------- ------------------------ ----------------------
     $75,000                     $100,000                 0.35%
     --------------------------- ------------------------ ----------------------
     $100,000+                                            0.20%
     --------------------------- ------------------------ ----------------------

The annual fee to participate in the program is in addition to any Contract fees and charges. Tower Square will charge the same annual fee whether a participant elects a model portfolio or creates a customized portfolio.

Alternative fees may be negotiated by the qualified retirement plan and applied to all participants who elect the program. Fees payable for participating in the program are deducted on a quarterly basis from the Contract as a partial surrender. Partial surrenders made to pay program fees will reduce the participant's Contract Value, the guaranteed minimum death benefit, and the amount available for free withdrawals. PLEASE CONSULT WITH YOUR INVESTMENT PROFESSIONAL TO DISCUSS THE PROGRAM.

THE COMPANY IS NOT THE SPONSOR OF THE ASSET ALLOCATION PROGRAM DESCRIBED ABOVE. HOWEVER, THE COMPANY HAS AGREED TO FACILITATE ADMINISTRATION AND THE COLLECTION AND PAYMENT OF INVESTMENT ADVISORY FEES PAYABLE TO TOWER SQUARE UNDER THE TERMS OF THE ADVISORY AGREEMENT THAT IT ENTERS INTO WITH PARTICIPANTS. TOWER SQUARE, FROM ITS OWN GENERAL REVENUES, PAYS THE COMPANY 0.05% PER YEAR OF ASSETS IN THE PROGRAM FOR FACILITATING THE PROCESSING OF THE QUARTERLY FEES.

                              ACCESS TO YOUR MONEY

Before the Maturity Date, we will pay all or any portion of your Cash Surrender Value to the Contract Owner or at the Contract Owner's direction, to the Participant. A Contract Owner's account may be surrendered for cash without the consent of any Participant, as provided in the Plan.

We may defer payment of any Cash Surrender Value for up to seven days after we receive the request in good order. The Cash Surrender Value equals the Contract or account cash value less any applicable withdrawal charge, outstanding cash loans, and any premium tax not previously deducted. The Cash Surrender Value may be more or less than the Purchase Payments made depending on the value of the Contract or account at the time of surrender.

                             SYSTEMATIC WITHDRAWALS

Before the Maturity Date, Participants may choose to withdraw a specified dollar amount (at least $50) on a monthly, quarterly, semiannual or annual basis. We will deduct any applicable premium taxes, sales charge and surrender charge. To elect systematic withdrawals, Participants must have a Cash Value of at least $5,000 and must make the election on the form we provide. We will surrender Accumulation Units pro rata from all funding options in which Participants have an interest, unless you or your designee instruct us otherwise. Participants may begin or discontinue systematic withdrawals at any time by notifying us in writing, but must give at least 30 days' notice to change any systematic withdrawal instructions that are currently in place.

We reserve the right to discontinue offering systematic withdrawals or to assess a processing fee for this service upon 30 days' written notice to Contract Owners (where allowed by state law).

Each systematic withdrawal is subject to federal income taxes on the taxable portion and may be subject to Contract charges. In addition, a 10% federal penalty tax may be assessed on systematic withdrawals if the Participant is under age 59 1/2. There is no additional fee for electing systematic withdrawals. Participants should consult with their tax adviser regarding the tax consequences of systematic withdrawals.

                              OWNERSHIP PROVISIONS

                               TYPES OF OWNERSHIP

                                 CONTRACT OWNER

We issue only the Contract. Where we refer to "you," we are referring to the Contract Owner. The Annuitant, generally a Plan Participant, is the individual upon whose life the Maturity Date and the amount of monthly Annuity payments depend.

At Your direction, Participants will receive all payments while they are alive unless You direct them to an alternate recipient.

                                   BENEFICIARY

For unallocated Contracts, you name the beneficiary in a Written Request. The beneficiary has the right to receive any remaining contractual benefits attributable to a Participant upon the death of the Participant. If more than one beneficiary survives the Participant, they will share equally in benefits unless we receive other instructions, by Written Request before the death of the Participant.

The beneficiary is the person or persons designated to receive payment of any death benefit upon the death of the Participant. For allocated Contracts, Participants name the beneficiary for their Individual Account in a Written Request. The beneficiary has the right to receive any benefits due under that Individual Account upon the death of the Participant. If more than one beneficiary survives the Participant, they will share equally in benefits unless we receive other instructions, by Written Request, before the death of the Participant.

For allocated Contracts, unless an irrevocable beneficiary has been named Participants have the right to change the beneficiary for their Individual Account by Written Request during the lifetime of the Participant and while the Contract continues.


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


                                  DEATH BENEFIT

              DEATH BENEFITS PRIOR TO THE ANNUITY COMMENCEMENT DATE

For allocated Contracts, a death benefit may be provided in the event of death of the Participant subject to the rules described below. For unallocated Contracts, a death benefit is only available with the Company's approval, and may not be available in all jurisdictions.

The Contract provides that in the event the Participant dies before the selected Annuity Commencement Date or the Participant's attainment of age 75 (whichever occurs first), the death benefit payable will be the greater of (a) the Cash Value of the Participant's Individual Account or (b) the total Purchase Payments made under that Participant's Individual Account, less any applicable premium tax and prior surrenders not previously deducted and any outstanding loan balance as of the date we receive Due Proof of Death.

If the Participant dies on or after age 75 and before the Annuity Commencement Date, we will pay the Beneficiary, the Cash Value of the Participant's Individual Account, (or value attributable to the Participant) less any applicable premium tax, prior surrenders not previously deducted, and any outstanding loan balance, as of the date we receive Due Proof of Death.

When provided, the Death Benefits calculated for an unallocated contract are based on the Cash Value attributable to the Participant.

Under an unallocated Contract, we will pay this benefit upon receiving Due Proof of Death along with a Written Request setting forth the Cash Value and the total Purchase Payments attributable to the Participant under the Contract. In addition, we will require copies of records and any other reasonable proof we find necessary to verify the Cash Value and total Purchase Payments attributable to the Participant under the unallocated Contract.

The death benefit may be taken by the Beneficiary in one of three ways: 1) in a single sum, in which case payment will be made within seven days of our receipt of Due Proof of Death, unless subject to postponement as explained below; 2) within five years of the Participant's date of death; or 3); applied to a lifetime Annuity.

We must receive a Written Request electing the distribution of proceeds in the form of an Annuity option within one year after the death. The Beneficiary may choose to have Annuity payments made on a variable basis, fixed basis, or a combination of the two.

                               THE ANNUITY PERIOD

                    MATURITY DATE (ANNUITY COMMENCEMENT DATE)

Under the Contract, you can direct us to make regular income payments to Participants ("Annuity payments"). You can choose the month and the year in which those payments begin ("Annuity Commencement Date"). You can also choose among income plans (annuity options). While the Participant is alive, the selection can be changed any time up to the Annuity Commencement Date. Annuity payments are a series of periodic payments (a) for life; (b) for life with either a minimum number of payments or a specific amount assured; (c) for the joint lifetime of the Participant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period or fixed amount. We may require proof that the Participant is alive before Annuity payments are made. Not all options may be available in all states.

You may direct us to annuitize amounts attributable to a Participant at any time after you purchase the Contract. Certain annuity options may be used to meet the minimum required distribution requirements of federal tax law, or a program of partial surrenders may be used instead. These mandatory distribution requirements take effect generally upon either the later of the Participant's attainment of age 70 1/2 or year of retirement; or the death of the Participant. Participants should seek independent tax advice regarding the election of minimum required distributions.

                              ALLOCATION OF ANNUITY

You may elect to receive your Annuity payments in the form of a variable annuity, a fixed annuity, or a combination of both. If, at the time Annuity payments begin, you have not made an election, we will apply your cash value to provide an annuity funded by the same funding options as you have selected during the accumulation period. At least 30 days before the Maturity Date, you may transfer the Contract Value among the funding options in order to change the basis on which we will determine Annuity payments. (See Transfers.)

                                VARIABLE ANNUITY

You may choose an annuity payout that fluctuates depending on the investment experience of the Funding Options. We determine the number of Annuity Units credited to the Contract by dividing the first monthly Annuity payment attributable to each Funding Option by the corresponding Accumulation Unit value as of 14 days before the date Annuity payments begin. We use an Annuity Unit to measure the dollar value of an Annuity payment. The number of Annuity Units (but not their value) remains fixed during the annuity period.

                     DETERMINATION OF FIRST ANNUITY PAYMENT

Your Contract contains the tables we use to determine your first monthly Annuity Payment. If you elect a variable annuity, the amount we apply to it will be the Cash Surrender Value as of 14 days before the date Annuity Payments begin, less any applicable premium taxes not previously deducted.

The amount of your first monthly payment depends on the annuity option you elected and the Annuitant's adjusted age. Your Contract contains the formula for determining the adjusted age. We determine the total first monthly Annuity Payment by multiplying the benefit per $1,000 of value shown in the Contract tables by the number of thousands of dollars of Contract Value you apply to that annuity option. The Contract tables factor in an assumed daily net investment factor of 3.0%. We call this your net investment rate. Your net investment rate corresponds to an annual interest rate of 3.0%. This means that if the annualized investment performance, after expenses, of your Variable Funding Options is less than 3.0%, then the dollar amount of your variable Annuity Payments will decrease. However, if the annualized investment performance, after expenses, of your Variable Funding Options is greater than 3.0%, then the dollar amount of your variable Annuity Payments will increase.

             DETERMINATION OF SECOND AND SUBSEQUENT ANNUITY PAYMENTS

The dollar amount of all subsequent Annuity Payments changes from month to month based on the investment experience of the applicable funding options. The total amount of each Annuity Payment will equal the sum of the basic payments in each funding option. We determine the actual amounts of these payments by multiplying the number of Annuity Units we credited to each funding option by the corresponding Annuity Unit value as of the date 14 days before the date the payment.

                                  FIXED ANNUITY

A Fixed Annuity provides for payments that do not vary during the Annuity Period. The dollar amount remains constant throughout the payment period. The dollar amount of the first Fixed Annuity payment will be calculated as described under "Amount of First Payment." All subsequent payments will be in the same amount. If it would provide a larger payment, the first Fixed Annuity payment will be determined using the Life Annuity Tables in effect on the Maturity Date.

                               ELECTION OF OPTIONS

Any amount distributed from the Contract may be applied to any one of the annuity options described below. The minimum amount that can be placed under an annuity option is $2,000 unless we consent to a lesser amount. If any periodic payments due are less than $100, we reserve the right to make payments at less frequent intervals.

Election of any of these options must be made by Written Request to our Home Office at least 30 days prior to the date such election is to become effective. The form of such annuity option shall be determined by the Contract Owner. The following information must be provided with any such request:

     o the Participant's name, address, date of birth, social security number;

     o    the amount to be distributed;

     o    the annuity option which is to be purchased;

     o    the date the annuity option payments are to begin;

     o if the form of the annuity provides a death benefit in the event of the Participant's death, the name, relationship and address of the beneficiary as designated by you; and

     o    any other data that we may require.

The beneficiary, as specified above, may be changed by you or the Annuitant as long as we are notified by Written Request while the Annuitant is alive and before payments have begun. If the beneficiary designation is irrevocable, such designation cannot be changed or revoked without the consent of the beneficiary. After we receive the Written Request and the written consent of the beneficiary (if required), the new beneficiary designation will take effect as of the date the notice is signed. We have no further responsibility for any payment we made before the Written Request.

                                  MISSTATEMENT

If an Annuitant's sex or age was misstated, all benefits of this Contract are what the Cash Values would have purchased on the date of issue at the current sex and age.

                            RETIRED LIFE CERTIFICATE

We will issue to each person to whom annuity benefits are being paid under your Contract a certificate setting forth a statement in substance of the benefits to which such person is entitled under the Contract.

          ALLOCATION OF CASH SURRENDER VALUE DURING THE ANNUITY PERIOD

At the time an annuity option is elected, you or the TPA also may elect to have the Participant's Cash Surrender Value applied to provide a variable annuity, a fixed annuity, or a combination of both. If no election is made to the contrary, the Cash Surrender Value will provide an annuity, which varies with the investment experience of the corresponding Funding Option(s) at the time of election. You, the TPA, or the Participant, if you so authorize, may elect to transfer cash values from one funding option to another, as described in the provision Transfers of Cash Value Between Funding Options, in order to reallocate the basis on which Annuity payments will be determined. Once Annuity payments have begun, no further transfers are allowed.

                                 ANNUITY OPTIONS

Option 1 -- Life Annuity/No Refund. A life annuity is an annuity payable during the lifetime of the Annuitant and terminating with the last monthly payment preceding the death of the Annuitant.

Option 2 -- Life Annuity With 120, 180 or 240 Monthly Payments Assured. An annuity payable monthly during the lifetime of an Annuitant with the provision that if, at the death of the Annuitant, payments have been made for less than 120,180 or 240 months, as elected, then we will continue to make payments to the designated beneficiary during the remainder of the period.

Option 3 -- Life Annuity -- Cash Refund. We will make monthly Annuity payments during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant, provided that, at the death of the Annuitant, the beneficiary will receive an additional payment equal to the dollar value, if any, of (a) minus (b) where, for a variable annuity:

          (a) is the total amount applied under the option divided by the Annuity Unit value on the due date of the first Annuity payment; and

          (b)  is

              (1) the number of Annuity Units represented by each payment; times

              (2) the number of payments made;

and for a Fixed Annuity:

          (a) is the cash value applied on the Annuity Commencement Date under this option; and

          (b)  is the dollar amount of Annuity payments already paid.

Option 4 -- Joint and Last Survivor Life Annuity. Monthly Annuity payments based upon the joint lifetime of two persons selected: payments made first to the Annuitant, and upon his/her death, paid to the survivor. No more payments will be made after the death of the survivor.

Option 5 -- Joint and Last Survivor Life Annuity -- Annuity Reduced on Death of Primary Payee. Monthly Annuity payments to the Annuitant during the joint lifetime of the two persons selected. One of the two persons will be designated as the primary payee. The other will be designated as the secondary payee. On the death of the secondary payee, if survived by the primary payee, we will continue to make monthly Annuity payments to the primary payee in the same amount that would have been payable during the joint lifetime of the two persons.

On the death of the primary payee, if survived by the secondary payee, we will continue to make monthly Annuity payments to the secondary payee in an amount equal to 50% of the payments, which would have been made during the lifetime of the primary payee. No further payments will be made following the death of the survivor.

Option 6 -- Payments for a Fixed Period -- We will make monthly payments for the period selected. If at the death of the Annuitant, payments have been made for less than the period selected, we will continue to make payments to the designated Beneficiary during the remainder of the period.

Option 7 -- Other Annuity Options. We will make other arrangements for Annuity payments as may be mutually agreed upon by you and us.

                           VARIABLE LIQUIDITY BENEFIT

This benefit is only offered with variable annuity option "Payments for a Fixed Period" (without life contingency) where the payments are made on a variable basis.

At any time after annuitization and before death, a participant may surrender and receive a payment equal to (A) minus (B), where (A) equals the present value of remaining certain payments, and (B) equals a withdrawal charge not to exceed the maximum surrender charge rate shown on the specifications page of the contract (provided that the Contract is not beyond the fifth or eighth Contract Year, as specified in the applicable chart), multiplied by (A). The interest rate used to calculate the present value is a rate 1% higher than the Assumed (Daily) Net Investment Factor used to calculate the Annuity Payments. The remaining period certain payments are assumed to be level payments equal to the most recent period certain payment prior to the request for this liquidity benefit. A surrender charge may apply.

                        MISCELLANEOUS CONTRACT PROVISIONS

            CONTRACT AND PARTICIPANT'S INDIVIDUAL ACCOUNT TERMINATION

Under the allocated Contracts, if the cash value in a Participant's Individual Account is less than the termination amount as stated in Your Contract, we reserve the right to terminate that Participant's Individual Account and move the cash value of that Participant's Individual Account to Your Account.

Any cash value that is not due to a terminating Participant under the Plan will be moved to Your Account at your direction.

You may discontinue this Contract by Written Request at any time for any reason. We reserve the right to discontinue this Contract if:

     o the Cash Value of the Contract is less than the termination amount stated in Your Contract; or

     o we determine within our sole discretion and judgment that the Plan or administration of the Plan is not in conformity with applicable law; or

     o    we receive notice that is satisfactory to us of plan termination.

If we discontinue this Contract or we receive your Written Request to discontinue the Contract, we will, in our sole discretion and judgment:

     o    accept no further payments for this Contract; and

     o pay you the Cash Surrender Value of the Funding Options, or distribute the Cash Surrender Value of each Participant's Individual Account as described in the settlement provisions section at your direction; and

     o pay you the Cash Surrender Value of the Fixed Account, if applicable, as described in the Fixed Account prospectus.

If the Contract is discontinued, we will distribute the Cash Surrender Value to you at the most current address available on our records. Discontinuance of the Contract will not affect payments we are making under annuity options that began before the date of discontinuance.

                             SUSPENSION OF PAYMENTS

The Company reserves the right to suspend or postpone the date of any payment or determination of values on any business day (1) when the New York Stock Exchange ("the Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when an emergency exists, as determined by the SEC, so that the sale of securities held in the Separate Account may not reasonably occur, or so that the Company may not reasonably determine the value the Separate Account's net assets; or (4) during any other period when the SEC, by order, so permits for the protection of security holders. At any time, payments from the Fixed Account may be delayed up to 6 months.

                              THE SEPARATE ACCOUNT

The Travelers Separate Account QPN For Variable Annuities was established on December 26, 1995 and is exempt from registration with the SEC pursuant to
Section 3(c)(11) the Investment Company Act of 1940, as amended. We will invest Separate Account assets attributable to the Contracts exclusively in the shares of the Funding Options. We may also offer contracts through the Separate Account that are not registered with the SEC.

We hold the assets of the Separate Account for the exclusive and separate benefit of the owners of the Separate Account, according to the laws of Connecticut. Income, gains and losses, whether or not realized, from assets allocated to the Separate Account are, in accordance with the Contracts, credited to or charged against the Separate Account without regard to other income, gains and losses of the Company. The assets held by the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Obligations under the Contract are obligations of the Company.

All investment income and other distributions of the funding options are payable to the Separate Account. We reinvest all such income and/or distributions in shares of the respective funding option at net asset value. Shares of the funding options are currently sold only to life insurance company Separate Accounts to fund variable annuity and variable life insurance contracts.

The Company reserves the right, subject to compliance with the law, to substitute investment alternatives under the Contract and/or to offer additional Funding Options.

Certain Funding Options are considered Competing Funds, and are subject to transfer restrictions as described in the Fixed Account prospectus. These options are noted as such in your Contract. Certain Funding Options are not currently considered Competing Funds, but may be so in the future because of an allowable change in the Funding Option's investment strategy. These are also noted in your Contract.

Certain variable annuity Separate Accounts and variable life insurance Separate Accounts may invest in the funding options simultaneously (called "mixed" and "shared" funding). It is conceivable that in the future it may be disadvantageous to do so. Although the Company and the Variable Funding Options do not currently foresee any such disadvantages either to variable annuity Contract Owners or variable life policy owners, each Variable Funding Option's Board of Directors intends to monitor events in order to identify any material conflicts between them and to determine what action, if any, should be taken. If a Board of Directors was to conclude that separate funds should be established for variable life and variable annuity Separate Accounts, the variable annuity Contract Owners would not bear any of the related expenses, but variable annuity Contract Owners and variable life insurance policy owners would no longer have the economies of scale resulting from a larger combined fund.

                             PERFORMANCE INFORMATION

In advertisements for the Contract, we may include performance figures to show you how a Variable Funding Option has performed in the past. These figures are rates of return or yield quotations shown as a percent. These figures show past performance of a Variable Funding Option and are not an indication of how a Variable Funding Option will perform in the future.

Performance figures for each Variable Funding Option are based in part on the performance of a corresponding Underlying Funding Option. In some cases, the Underlying Fund may have existed before the technical inception of the corresponding Variable Funding Option. In those cases, we can create "hypothetical historical performance" of a Variable Funding Option. These figures show the performance that the Variable Funding Option would have achieved had it been available during the entire history of the Underlying Fund.

                           FEDERAL TAX CONSIDERATIONS

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

                          GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of contract, qualified or non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity contracts continue to be taxed as ordinary income (top rate of 35%).

   TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to minimum distribution rules as provided by the Code and described below.

                     TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle corporate sponsored pension and profit-sharing plans (including 401(k) plans). There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified plan funding vehicles are generally not subject to current taxation. We have provided a more complete discussion in the SAI.

                   MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that participants in qualified plans may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 701/2 or the year of retirement.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE PARTICIPANT'S DEATH: Upon the death of the Participant and/or Annuitant of a Qualified Contract, the funds remaining in the Contract attributable to that individual must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the beneficiary provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 457 AS WELL AS IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your tax adviser regarding this issue.

                          OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

                            OTHER TAX CONSIDERATIONS

                     PENALTY TAX FOR PREMATURE DISTRIBUTIONS

Taxable distributions taken before the Participant has reached the age of 591/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follows the death or disability of the Participant. Other exceptions may be available in certain qualified plans. The 10% additional tax is in addition to any penalties that may apply under your Contract and the normal income taxes due on the distribution.

                         PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from nonqualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

                               NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty. NRAs should seek guidance from a tax adviser regarding their personal situation.

                                OTHER INFORMATION

                              THE INSURANCE COMPANY

The Travelers Insurance Company is a stock insurance company chartered in 1863 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly-owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the variable annuity or variable life insurance contract described in your prospectus:

     o   The Travelers Insurance Company ("TIC")
     o   The Travelers Life and Annuity Company ("TLAC")

The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the funding options that may be available under your variable contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable annuity or variable life insurance contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to variable annuity or variable life insurance contract owners.


                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT. Travelers Distribution LLC ("TDLLC") serves as the principal underwriter and distributor of the securities offered through this Prospectus pursuant to the terms of the Distribution and Principal Underwriting Agreement. TDLLC also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies.

TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut 06103. TDLLC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). TDLLC is affiliated with the Company and each Separate Account. TDLLC, as the principal underwriter and distributor, does not retain any fees under the Contracts.

The Contracts are offered on a continuous basis. TDLLC enters into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. We intend to offer the Contract in all jurisdictions where we are licensed to do business and where the Contract is approved.

COMPENSATION. Broker-dealers who have selling agreements with TDLLC are paid compensation for the promotion and sale of the Contracts according to one or more schedules. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. Compensation paid on the Contracts, as well as other incentives or payments, are not assessed as an additional direct charge to Contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges imposed under the Contract and from profits on payments received by the Company and TDLLC for providing administrative, marketing and other support and services to the Funds.

The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 10% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 2% annually of average account value (if asset-based compensation is paid to registered representatives). We may also periodically establish commission specials; however, commissions paid under these specials will not exceed the amounts described immediately above. To the extent permitted by NASD rules and other applicable laws and regulations, TDLLC may pay or allow other promotional incentives or payments in the form of cash or other compensation.

Broker-dealer firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing or other services they provide to the Company or our affiliates. In addition, the Company or TDLLC may enter into special compensation arrangements with certain broker-dealer firms based on aggregate or anticipated sales of the Contracts or other criteria. These special compensation arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms.

The Company and TDLLC have entered into such arrangements with AIG Advisor Group (including Advantage Capital Corporation, FSC Securities Corporation, Royal Alliance Associates, Inc., Sentra Securities Corporation, Spelman & Co., Inc. and SunAmerica Securities, Inc.), ING Advisors Network (including Financial Network Corporation, Locust Street Securities, Multi-Financial Securities, IFG Network Securities, VESTAX Securities, Washington Square Securities and PrimeVest Financial Services), Merrill Lynch, NFP Securities, Inc., and Piper Jaffray. Any such compensation payable to a broker-dealer firm will be made by TDLLC or the Company out of their own assets and will not result in any additional direct charge to you.

The Company and TDLLC have entered into selling agreements with certain broker-dealer firms that have an affiliate that acts as investment adviser to one or more Underlying Funds or serves as a subadviser to a Portfolio of The Travelers Series Trust or Travelers Series Fund Inc., which are offered under the Contracts. These firms include Fidelity Management & Research Company, Morgan Stanley Investment Advisers Inc., Merrill Lynch Investment Managers, L.P., Salomon Brothers Asset Management and Smith Barney Fund Management.

TOWER SQUARE SECURITIES. TDLLC has entered into a selling agreement with Tower Square Securities, Inc. ("Tower Square"), which is affiliated with the Company. Registered representatives of Tower Square, who are properly licensed and appointed, may offer the Contract to customers. Such representatives are eligible for various cash benefits, such as bonuses, commission advances and non-cash compensation programs offered by the Company. Sales of the Contracts may help qualify a Tower Square representative for such benefits. Sales representatives may receive other payments from the Company for services that do not directly involve the sale of the Contracts, including payments made for the recruitment and training of personnel, production of promotional literature, and similar services. In addition, sales representatives who meet certain Company productivity, persistency and length of the services standards may be eligible for additional compensation.

CITISTREET EQUITIES LLC/CITISTREET ASSOCIATES LLC. CitiStreet Equities LLC and its affiliate, CitiStreet Associates LLC, are part of a joint venture between Citigroup Inc., the Company's ultimate parent, and State Street Corporation. The Company pays CitiStreet Equities LLC compensation of up to 12% of Purchase Payments and/or 2% of Contract Value in connection with the sale of the Contracts. In addition, CitiStreet Equities LLC receives compensation for the hiring and training of sales representatives and for meeting certain gross sales goals and net sales goals (sales less redemptions) which may cause CitiStreet Equities LLC or its representatives to favor the Company's products. The Company has also entered into an agreement with CitiStreet Associates LLC whereby the Company pays CitiStreet Associates LLC fees in connection with CitiStreet Associates' provision of certain administrative, recordkeeping, marketing and support services in relation to annuity contracts sold by CitiStreet Equities LLC in connection with Section 401(a), 401(k), 403(b), 457(b) and 408(b) plans. Any compensation payable to CitiStreet Associates LLC or CitiStreet Equities LLC will be made by TDLLC or the Company out of its own assets and will not result in any additional direct charge to you.

                     CONFORMITY WITH STATE AND FEDERAL LAWS

The laws of the state in which we deliver a Contract govern that Contract. Where a state has not approved a Contract feature or funding option, it will not be available in that state. Any paid up annuity, Cash Surrender Value or death benefits that are available under the Contract are not less than the minimum benefits required by the statutes of the state in which we delivered the Contract. We reserve the right to make any changes, including retroactive changes, in the Contract to the extent that the change is required to meet the requirements of any law or regulation issued by any governmental agency to which the Company, the Contract or the Contract Owner is subject.

                                  VOTING RIGHTS

The Company is the legal owner of the shares of the Underlying Funds. However, we believe that when an Underlying Fund solicits proxies in conjunction with a vote of shareholders we are required to obtain from you and from other owners instructions on how to vote those shares. We will vote all shares, including those we may own on our own behalf, and those where we have not received instructions from Contract Owners, in the same proportion as shares for which we received voting instructions. Should we determine that we are no longer required to comply with the above, we will vote on the shares in our own right. In certain limited circumstances, and when permitted by law, we may disregard voting instructions. If we do disregard voting instructions, a summary of that action and the reasons for such action would be included in the next annual report to Contract Owners.

                              CONTRACT MODIFICATION

We reserve the right to modify the Contract to keep it qualified under all related law and regulations that are in effect during the term of this Contract. We will obtain the approval of any regulatory authority needed for the modifications.

               POSTPONEMENT OF PAYMENT (THE "EMERGENCY PROCEDURE")

Payment of any benefit or determination of values may be postponed whenever: (1) the New York Stock Exchange is closed; (2) when trading on the new York Stock Exchange is restricted; (3) when an emergency exists as determined by the Commission so that disposal of the securities held in the Funding Options is not reasonably practicable or it is not reasonably practicable to determine the value of the Funding Option's net assets; or (4) during any other period when the Commission, by order, so permits for the protection of Contract Owners. This Emergency Procedure will supercede any provision of the Contract that specifies a Valuation Date. At any time, payments from the Fixed Account may also be delayed (See the Fixed Account prospectus).

                     RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

                         LEGAL PROCEEDINGS AND OPINIONS

Legal matters in connection with the federal laws and regulations affecting the issue and sale of the contract described in this prospectus, as well as the organization of the Companies, their authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the Deputy General Counsel of the Companies.

In 2003, several issues in the mutual fund and variable insurance product industries have come under the scrutiny of federal and state regulators. Like many other companies in our industry, the Company has received a request for information from the Securities and Exchange Commission (SEC) and a subpoena from the New York Attorney General regarding market timing and late trading. In March 2004, the SEC requested additional information about the Company's variable product operations on market timing, late trading and revenue sharing. The Company is cooperating fully with all of these reviews and is not able to predict their outcomes.

Notwithstanding the above, there are no pending legal proceedings affecting either the Separate Account or the principal underwriter. There are no pending legal proceedings against either Company likely to have a material adverse affect on the ability of either Company to meet its obligations under the applicable Contract.

                                   APPENDIX A
                         CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

[TO BE FILED BY AMENDMENT]

                                   APPENDIX B
--------------------------------------------------------------------------------

               CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information contains more specific information and financial statements relating to the Separate Account and the Company. A list of the contents of the Statement of Additional Information is set forth below:

                     The Insurance Company
                     Principal Underwriter
                     Distribution and Principal Underwriting Agreement Valuation of Assets
                     Federal Tax Considerations
                     Independent Auditors
                     Condensed Financial Information
                     Financial Statements

Copies of the Statement of Additional Information dated March xx, 2005 [(Form No. L 24400S)] are available without charge. To request a copy, please complete the coupon found below and mail it to: The Travelers Insurance Company, Annuity Services, One Cityplace, Hartford, Connecticut, 06103-3415.


Name:
            ---------------------------------------------
Address:
            ---------------------------------------------

            ---------------------------------------------

                       THIS PAGE INTENTIONALLY LEFT BLANK.

L-24402                                                                     2004

                                     PART B

          INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                       UNALLOCATED GROUP VARIABLE CONTRACT
                      AND TRAVELERS RETIREMENT PERSPECTIVES





                       STATEMENT OF ADDITIONAL INFORMATION


                                      DATED


                                MARCH XX, 2005


                                       FOR


            THE TRAVELERS SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES


                                    ISSUED BY


                         THE TRAVELERS INSURANCE COMPANY

This Statement of Additional Information ("SAI") is not a prospectus but relates to, and should be read in conjunction with, the Group Variable Annuity Contract Prospectus dated March XX, 2005. A copy of the Prospectus may be obtained by writing to The Travelers Insurance Company, Annuity Investor Services, One Cityplace, Hartford, Connecticut 06103-3415, or by calling (800) 842-8573 or by accessing the Securities and Exchange Commission's website at http://www.sec.gov.





                                TABLE OF CONTENTS

THE INSURANCE COMPANY........................................................  2
PRINCIPAL UNDERWRITER........................................................  2
DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT............................  2
VALUATION OF ASSETS..........................................................  3
FEDERAL TAX CONSIDERATIONS...................................................  4
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM................................  7
CONDENSED FINANCIAL INFORMATION..............................................  8
FINANCIAL STATEMENTS.........................................................

                              THE INSURANCE COMPANY

The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and continuously engaged in the insurance business since that time. The Company is licensed to conduct a life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415 and its telephone number is (860) 308-1000.

The Company is a wholly owned subsidiary of Citigroup Insurance Holding Corporation, which is an indirect, wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through the Global Consumer, Global Corporate, Global Investment Management and Private Banking, and Investment Activities.

On January 31, 2005, CITIGROUP INC. announced that it has agreed to sell its life insurance and annuity businesses to METLIFE, INC. The proposed sale would include the following insurance companies that issue the variable annuity or variable life insurance contract described in your prospectus:

     o   The Travelers Insurance Company ("TIC")
     o   The Travelers Life and Annuity Company ("TLAC")

The proposed sale would also include TIC and TLAC's affiliated investment advisory companies, Travelers Asset Management International Company LLC, and Travelers Investment Adviser Inc., each of which serves as the investment advisor for certain of the funding options that may be available under your variable contract.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your variable annuity or variable life insurance contract, and The Travelers Insurance Company or The Travelers Life and Annuity Company will remain fully responsible for their respective contractual obligations to variable annuity or variable life insurance contract owners.

STATE REGULATION. The Company is subject to the laws of the state of Connecticut governing insurance companies and to regulation by the Insurance Commissioner of the state of Connecticut (the "Commissioner"). An annual statement covering the operations of the Company for the preceding year, as well as its financial conditions as of December 31 of such year, must be filed with the Commissioner in a prescribed format on or before March 1 of each year. The Company's books and assets are subject to review or examination by the Commissioner or his agents at all times, and a full examination of its operations is conducted at least once every four years.

The Company is also subject to the insurance laws and regulations of all other states in which it is licensed to operate. However, the insurance departments of each of these states generally apply the laws of the home state (jurisdiction of domicile) in determining the field of permissible investments.

THE SEPARATE ACCOUNT. The Travelers Separate Account QPN for Variable Annuities (the "Separate Account") satisfies certain exclusionary provisions and, as such, is not subject to regulation under the Investment Company Act of 1940, as amended. Additionally, the operations of the Separate Account are subject to the provisions of Section 38a-433 of the Connecticut General Statutes, which authorizes the Commissioner to adopt regulations under it. Section 38a-433 contains no restrictions on the investments of the Separate Account, and the Commissioner has adopted no regulations under the Section that affect the Separate Account. The Company holds title to the assets of the Separate Account. The assets are kept physically segregated and are held separate and apart from the Company's general corporate assets. Records are maintained of all purchases and redemptions of the Underlying Funds held in each of the Variable Funding Options.

                              PRINCIPAL UNDERWRITER

Travelers Distribution LLC ("TDLLC") serves as principal underwriter for the Separate Account and the Contracts. The offering is continuous. TDLLC's principal executive offices are located at One Cityplace, Hartford, Connecticut. TDLLC is affiliated with the Company and the Separate Account.

                DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT

Under the terms of the Distribution and Principal Underwriting Agreement among the Separate Account, TDLLC and the Company, TDLLC acts as agent for the distribution of the Contracts and as principal underwriter for the Contracts. The Company reimburses TDLLC for certain sales and overhead expenses connected with sales functions.

The following table shows the amount of commissions paid to and the amount of commissions retained by TDLLC over the past three years.

                         TDLLC Underwriting Commissions
                         ------------------------------

------------------------- ---------------------------- -------------------------
                            UNDERWRITING COMMISSIONS     AMOUNT OF UNDERWRITING
                                  PAID TO TDLLC           COMMISSIONS RETAINED
YEAR                             BY THE COMPANY                 BY TDLLC
------------------------- ---------------------------- -------------------------

2003                                 $73,223                       $0
------------------------- ---------------------------- -------------------------

2002                                 $88,393                       $0
------------------------- ---------------------------- -------------------------
                                    $104,518                       $0
2001
------------------------- ---------------------------- -------------------------


                               VALUATION OF ASSETS

FUNDING OPTIONS: The value of the assets of each Funding Option is determined at 4:00 p.m. eastern time on each business day, unless we need to close earlier due to an emergency. A business day is any day the New York Stock Exchange is open. It is expected that the Exchange will be closed on Saturdays and Sundays and on the observed holidays of New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. Each security traded on a national securities exchange is valued at the last reported sale price on the business day. If there has been no sale on that day, then the value of the security is taken to be the mean between the reported bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Any security not traded on a securities exchange but traded in the over-the-counter-market and for which market quotations are readily available is valued at the mean between the quoted bid and asked prices on the business day or on the basis of quotations received from a reputable broker or any other recognized source.

Securities traded on the over-the-counter-market and listed securities with no reported sales are valued at the mean between the last reported bid and asked prices or on the basis of quotations received from a reputable broker or other recognized source.

Short-term investments for which a quoted market price is available are valued at market. Short-term investments maturing in more than sixty days for which there is no reliable quoted market price are valued by "marking to market" (computing a market value based upon quotations from dealers or issuers for securities of a similar type, quality and maturity.) "Marking to market" takes into account unrealized appreciation or depreciation due to changes in interest rates or other factors which would influence the current fair values of such securities. Short-term investments maturing in sixty days or less for which there is no reliable quoted market price are valued at amortized cost which approximates market.

THE CONTRACT VALUE: The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is used to measure the investment performance of a Funding Option from one valuation period to the next. The net investment factor for a Funding Option for any valuation period is equal to the sum of 1.000000 plus the net investment rate (the gross investment rate less any applicable Funding Option deductions during the valuation period relating to the mortality and expense risk charge and the administrative expense charge). The gross investment rate of a Funding Option is equal to (a) minus (b), divided by (c) where:

          (a) = investment income plus capital gains and losses (whether realized or unrealized);

          (b) = any deduction for applicable taxes (presently zero); and

          (c) = the value of the assets of the funding option at the beginning of the valuation period.

The gross investment rate may be either positive or negative. A Funding Option's investment income includes any distribution whose ex-dividend date occurs during the valuation period.

ACCUMULATION UNIT VALUE. The value of the Accumulation Unit for each Funding Option was initially established at $1.00. The value of an Accumulation Unit on any business day is determined by multiplying the value on the preceding business day by the net investment factor for the valuation period just ended. The net investment factor is calculated for each Funding Option and takes into account the investment performance, expenses and the deduction of certain expenses.

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ANNUITY UNIT VALUE. The initial Annuity Unit value applicable to each Funding
Option was established at $1.00. An Annuity Unit value as of any business day is equal to (a) the value of the Annuity Unit on the preceding business day, multiplied by (b) the corresponding net investment factor for the business day just ended, divided by (c) the assumed net investment factor for the valuation period. (For example, the assumed net investment factor based on an annual assumed net investment rate of 3.0% for a valuation period of one day is
1.000081 and, for a period of two days, is 1.000081 x 1.000081.)


                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2 or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income.

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's

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death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002 - 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2)

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during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($41,500 for 2004). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($11,000 in 2002, $12,000 in 2003, etc.)

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

          (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

          (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

          (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

          (d)  the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

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2.   OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.


                  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

[    ], One Financial Plaza, Hartford, CT 06103 has been selected as independent registered public accounting firm to examine and report on the account's financial statements.

The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries will be filed by amendment.

                       UNALLOCATED GROUP VARIABLE CONTRACT

                        TRAVELERS RETIREMENT PERSPECTIVES


                       STATEMENT OF ADDITIONAL INFORMATION


            THE TRAVELERS SEPARATE ACCOUNT QPN FOR VARIABLE ANNUITIES















                         GROUP VARIABLE ANNUITY CONTRACT
                                    ISSUED BY






                         THE TRAVELERS INSURANCE COMPANY
                                  ONE CITYPLACE
                        HARTFORD, CONNECTICUT 06103-3415















L-24400S                                                              March 2005

                                     PART C

                                OTHER INFORMATION

ITEM 24.      FINANCIAL STATEMENTS AND EXHIBITS

(a) The financial statements of the Registrant and the Report of Independent Registered Public Accounting Firm will be filed by amendment.

(b)    Exhibits

     EXHIBIT
     NUMBER   DESCRIPTION
     ------   -----------

       1. Resolution of The Travelers Insurance Company Board of Directors authorizing the establishment of the Registrant. Not applicable.

       2.     Not Applicable.

       3(a). Distribution and Principal Underwriting Agreement between The Travelers Insurance Company and Travelers Distribution LLC. Filed herein.

       3(b). Form of Selling Agreement. (Incorporated herein by reference to Exhibit 3(b) to Post-Effective Amendment No. 2 the Registration Statement on Form N-4, File No. 333-65942 filed April 15, 2003.)

       4. Form of Variable Annuity Contract. (Incorporated herein by reference to Exhibit 4 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-118415, filed March 4, 2005.)

       5.     Form of Application. Filed herein.

       6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

       6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40193, filed November 13, 1998.)

       7.     Specimen Reinsurance Agreement. Not applicable.

       8. Participation Agreements. (Incorporated herein by reference to Exhibit h to Post-Effective Amendment No. 3 to the Registration Statement on Form N-6, File No. 333-56952 filed February 7, 2003.)

       9. Opinion of Counsel as to the legality of securities being registered. (Incorporated herein by reference to Exhibit 9 to the Registration Statement on Form N-4, filed August 19, 2004.)

       10. Consent of Independent Registered Public Accounting Firm. To be filed by amendment.

       11.    Not applicable.

       12.    Not applicable.

       15. Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for George C. Kokulis, Glenn D. Lammey, Marla Berman Lewitus and Kathleen L. Preston (Incorporated herein by reference to Exhibit 15 to the Registration Statement on Form N-4, filed August 19, 2004.)

              Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Edward W. Cassidy, and William P. Krivoshik. (Incorporated herein by reference to Exhibit 15 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4, File No. 333-118415, filed February 11, 2005.)

ITEM 25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL         POSITIONS AND OFFICES
BUSINESS ADDRESS           WITH INSURANCE COMPANY

George C. Kokulis          Director, Chairman, President and Chief
                           Executive Officer

Glenn D. Lammey            Director, Senior Executive Vice President,
                           Chief Financial Officer, Chief Accounting Officer

Kathleen L. Preston        Director and Executive Vice President

Edward W. Cassidy          Director and Executive Vice President

Brendan M. Lynch           Executive Vice President

David P. Marks             Executive Vice President and Chief Investment Officer

Winnifred Grimaldi         Senior Vice President

Marla Berman Lewitus       Director, Senior Vice President and General Counsel

William P. Krivoshik       Director, Senior Vice President and Chief
                           Information Officer

David A. Golino            Vice President and Controller

Donald R. Munson, Jr.      Vice President

Mark Remington             Vice President

Tim W. Still               Vice President

Bennett Kleinberg          Vice President

Dawn Fredette              Vice President

George E. Eknaian          Vice President and Chief Actuary

Linn K. Richardson         Second Vice President and Actuary

Paul Weissman              Second Vice President and Actuary

Ernest J.Wright            Vice President and Secretary

Kathleen A. McGah          Assistant Secretary and Deputy General Counsel


Principal Business Address:

         The Travelers Insurance Company
         One Cityplace
         Hartford, CT  06103-3415



ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Exhibit 16 to Post-Effective Amendment No. 6 to the Registration Statement on Form N-4, File No. 333-82009, filed April 14, 2004.

ITEM 27.      NUMBER OF CONTRACT OWNERS

Not applicable.

ITEM 28.      INDEMNIFICATION

Sections 33-770 to 33-778, inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

RULE 484 UNDERTAKING

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.      PRINCIPAL UNDERWRITER

(a)    Travelers Distribution LLC
       One Cityplace
       Hartford, CT 06103-3415

Travelers Distribution LLC also serves as principal underwriter and distributor for the following funds: The Travelers Fund U for Variable Annuities, The Travelers Fund VA for Variable Annuities, The Travelers Fund BD for Variable Annuities, The Travelers Fund BD II for Variable Annuities, The Travelers Fund BD III for Variable Annuities, Travelers Fund BD IV for Variable Annuities, The Travelers Fund ABD for Variable Annuities, The Travelers Fund ABD II for Variable Annuities, The Travelers Separate Account PF for Variable Annuities, The Travelers Separate Account PF II for Variable Annuities, The Travelers Separate Account QP for Variable Annuities, The Travelers Separate Account TM for Variable Annuities, The Travelers Separate Account TM II for Variable Annuities, The Travelers Separate Account Five for Variable Annuities, The Travelers Separate Account Six for Variable Annuities, The Travelers Separate Account Seven for Variable Annuities, The Travelers Separate Account Eight for Variable Annuities, The Travelers Separate Account Ten for Variable Annuities, The Travelers Fund UL for Variable Life Insurance, The Travelers Fund UL II for Variable Life Insurance, The Travelers Fund UL III for Variable Life Insurance, The Travelers Variable Life Insurance Separate Account One, The Travelers Variable Life Insurance Separate Account Two, The Travelers Variable Life Insurance Separate Account Three, The Travelers Variable Life Insurance Separate Account Four, The Travelers Separate Account MGA, The Travelers Separate Account MGA II, The Travelers Growth and Income Stock Account for Variable Annuities, The Travelers Quality Bond Account for Variable Annuities, The Travelers Money Market Account for Variable Annuities, The Travelers Timed Growth and Income Stock Account for Variable Annuities, The Travelers Timed Short-Term Bond Account for Variable Annuities and The Travelers Timed Aggressive Stock Account for Variable Annuities, Citicorp Life Variable Annuity Separate Account and First Citicorp Life Variable Annuity Separate Account, TIC Separate Account Eleven for Variable Annuities, TLAC Separate Account Twelve for Variable Annuities, TIC Separate Account Thirteen for Variable Annuities, TLAC Separate Account Fourteen for Variable Annuities, TIC Variable Annuity Separate Account 2002, and TLAC Variable Annuity Separate Account 2002.

(b)    NAME AND PRINCIPAL      POSITIONS AND OFFICES
       BUSINESS ADDRESS        WITH UNDERWRITER

       Kathleen L. Preston     Board of Manager

       Glenn D. Lammey         Board of Manager

       William F. Scully III   Board of Manager

       Donald R. Munson, Jr.   Board of Manager, President, Chief Executive
                               Officer and Chief Operating Officer

       Tim W. Still            Vice President

       Anthony Cocolla         Vice President

       John M. Laverty         Treasurer and Chief Financial Officer

       Stephen E. Abbey        Chief Compliance Officer

       Alison K. George        Director and Chief Advertising Compliance Officer

       Stephen T. Mullin       Chief Compliance Officer

       Ernest J. Wright        Secretary

       Kathleen A. McGah       Assistant Secretary

       William D. Wilcox       Assistant Secretary

* The business address for all the above is: One Cityplace, Hartford, CT 06103-3415

(c)    Not Applicable

ITEM 30.      LOCATION OF ACCOUNTS AND RECORDS

(1)    The Travelers Insurance Company One Cityplace Hartford, Connecticut
       06103-3415

ITEM 31.      MANAGEMENT SERVICES

Not Applicable.

ITEM 32.      UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(a) To file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for so long as payments under the variable annuity contracts may be accepted;

(b) To include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

The Company hereby represents:

(a). That the aggregate charges under the Contracts of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this registration statement to be signed on its behalf, in the City of Hartford, and State of Connecticut, on this 4th day of March 2005.



                         THE TRAVELERS INSURANCE COMPANY
                                  (Registrant)



                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)


                               By: *  GLENN D. LAMMEY
                                      ------------------------------------------
                                      Glenn D. Lammey, Chief Financial Officer,
                                      Chief Accounting Officer



As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on this 4th day of March 2005.



*GEORGE C. KOKULIS                     Director, President and Chief Executive
--------------------------------       Officer (Principal Executive Officer)
(George C. Kokulis)

*GLENN D. LAMMEY                       Director, Chief Financial Officer, Chief
--------------------------------       Accounting Officer (Principal Financial
(Glenn D. Lammey)                      Officer)

*MARLA BERMAN LEWITUS                  Director, Senior Vice President and
--------------------------------       General Counsel
(Marla Berman Lewitus)

*KATHLEEN L. PRESTON                   Director and Executive Vice President
--------------------------------
(Kathleen L. Preston)

*EDWARD W. CASSIDY                     Director and Executive Vice President
--------------------------------
(Edward W. Cassidy)

*WILLIAM P. KRIVOSHIK                  Director, Senior Vice President and Chief
--------------------------------       Information Officer
(William P. Krivoshik)



*By:   /s/ Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX


Exhibit No.     Description                                     Method of Filing
-----------     -----------                                     ----------------

     5.         Form of Application                             Electronically